

Registration Statement No. 333-258403
Rule 424(b)(2)

Deutsche Bank Aktiengesellschaft

Ordinary Shares
Tradable Subscription Rights to Subscribe for Ordinary Shares
Capital Securities
Debt Securities
Warrants
Purchase Contracts
Units

We, Deutsche Bank Aktiengesellschaft, may, from time to time, offer any of the following securities:

- ordinary shares of Deutsche Bank Aktiengesellschaft;
- tradable subscription rights to subscribe for ordinary shares of Deutsche Bank Aktiengesellschaft;
- subordinated capital securities, which we refer to as "**capital securities**";
- debt securities that may consist of subordinated debt securities, eligible liabilities senior debt securities, senior debt securities or senior debt funding securities, including, in respect of subordinated debt securities and senior debt securities, debt securities convertible into, exchangeable for, or linked to one or more of the following: other securities of Deutsche Bank Aktiengesellschaft, securities of any entity affiliated or unaffiliated with Deutsche Bank Aktiengesellschaft, indices, currencies, commodities, interest rates, intangibles, articles, goods or any other property, any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances and/or a basket or baskets of any of these items;
- warrants or warrants in the form of subscription rights to purchase or sell, or whose redemption value is determined by reference to the performance, level or value of one or more of the following: other securities of Deutsche Bank Aktiengesellschaft, securities of any entity affiliated or unaffiliated with Deutsche Bank Aktiengesellschaft, indices, currencies, commodities, interest rates, any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances and/or a basket or baskets of any of these items;
- purchase contracts to purchase or sell, or whose redemption value is determined by reference to the performance, level or value of one or more of the following: other securities of Deutsche Bank Aktiengesellschaft, securities of any entity affiliated or unaffiliated with Deutsche Bank Aktiengesellschaft, indices, currencies, commodities, interest rates, any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances and/or a basket or baskets of any of these items; and
- units that may consist of any combination of ordinary shares, tradable subscription rights to subscribe for ordinary shares, capital securities, warrants, purchase contracts, debt securities issued by Deutsche Bank Aktiengesellschaft and debt obligations or other securities of Deutsche Bank Aktiengesellschaft or an entity affiliated or not affiliated with Deutsche Bank Aktiengesellschaft.

This prospectus describes the general terms of these securities and the general manner in which the securities will be offered. The specific terms of any securities offered will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which the securities will be offered. We will not use this prospectus to issue any securities unless it is attached to a prospectus supplement.

Claims for payment or, if applicable, delivery in respect of the capital securities, debt securities, warrants, purchase contracts and units may be written down, be converted into ordinary shares or other instruments of ownership or become subject to other Resolution Measures (as defined herein). You may lose part or all of your investment if any Resolution Measure becomes applicable to us. For more information regarding the potential imposition of Resolution Measures by the competent resolution authority, please see "Resolution Measures" herein, as well as the risk factors beginning on page 20.

The ordinary shares of Deutsche Bank Aktiengesellschaft are listed on all the German stock exchanges (Frankfurt, Berlin, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart) as well as the New York Stock Exchange, where the ordinary shares trade under the symbol "DB." Unless stated otherwise in a prospectus supplement, we will not list the other securities offered hereunder on any securities exchange.

These securities may be offered directly or to or through underwriters, agents or dealers, including Deutsche Bank Securities Inc. The names of any underwriters or agents will be included in the applicable prospectus supplement.

Investing in the securities involves risks. We may include specific risk factors in an applicable prospectus supplement under the heading "Risk Factors."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

The date of this prospectus is August 3, 2021.

TABLE OF CONTENTS

SUMMARY OF REGISTERED SECURITIES

Deutsche Bank Aktiengesellschaft, which we also refer to as the "**Bank**" or "**we**," may offer any of the following securities: ordinary shares, tradable subscription rights to subscribe for ordinary shares, subordinated capital securities, debt securities, warrants, purchase contracts and units. The following summary describes these securities in general terms only. You should read the summary together with the more detailed information contained in the rest of this prospectus and the applicable prospectus supplement.

Ordinary Shares	We may offer ordinary shares.
Tradable Subscription Rights	We may issue tradable subscription rights that would entitle the holders to subscribe for ordinary shares. We will provide one or more prospectus supplements that describe the specific terms of any subscription rights offering, including, as applicable: the title of the subscription rights; the exercise price for the subscription rights; the number of subscription rights issued; the record date, if any, to determine who is entitled to the subscription rights and the ex-rights date; the date on which the exercise of the subscription rights will commence, and the date on which the rights will expire; information regarding the trading of the subscription rights, including the stock exchanges, if any, on which the subscription rights will be tradable; and any other terms of the subscription rights, including terms, procedures and limitations relating to the exercise of the subscription rights.
Capital Securities	We may issue subordinated capital securities, which we refer to as "**capital securities**." We will provide one or more prospectus supplements that describe, among other things:

- whether the capital securities will be issued by Deutsche Bank AG, acting through its head office or through one of its branches;

- the specific designation;

- whether the capital securities qualify for regulatory capital treatment as additional tier 1 capital or otherwise;

- the ranking of the capital securities relative to our other outstanding securities, including to what extent they may rank junior in right of payment to other of our obligations or in any other manner;

- the aggregate principal amount, purchase price and denomination;

- the currency in which the capital securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

- whether the capital securities have a scheduled maturity, and if so, the date of maturity (and any provisions relating to extending or shortening the maturity date);

- the interest rate or rates or the method by which the interest rate or rates, if any, will be determined and under what circumstances interest is payable;

- the date from which interest accrues and the interest payment dates, if any;

- provisions, if any, for the cancellation of all or any portion of any interest payment at our discretion or under other circumstances;

- limitations, if any, on our ability to pay principal or interest in respect of the capital securities, including situations in which we may be prohibited from making such payments;

- provisions, if any, for write-downs (and related write-ups, if any) in the principal amount of the capital securities and the effect, if any, of such write-downs (and related write-ups, if any) on interest payable on such capital securities;

- the place or places for payment of the principal of and any premium, if any, and/or interest, if any, on the capital securities;

- any repayment, redemption or prepayment provisions, including any redemption notice provisions;

- any terms on which the capital securities may or will be converted at our option or otherwise into ordinary shares or other securities of ours, which we refer to as "**Conversion Securities**," and, if so, the nature and terms of the Conversion Securities into which such capital securities are convertible and any additional or other provisions relating to such conversion, including any triggering event that may give rise to such conversion (which may include, but shall not be limited to, certain regulatory capital events) and the terms upon which such conversion should occur;

- whether we may conduct an offer of Conversion Securities after any conversion of the capital securities in order to deliver cash proceeds to holders of capital securities in lieu of the Conversion Securities and the terms upon which any such offer should occur;

- any terms relating to the adjustment of the Conversion Securities into which such capital securities may be converted;

- whether we will issue the capital securities in registered form or bearer form or both and, if we are offering capital securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those capital securities in bearer form;

- whether we will issue the capital securities in global (*i.e.*, book-entry) or definitive (*i.e.*, certificated) form and under what terms and conditions;

- the terms on which holders of the capital securities may convert or exchange them into or for one or more securities of ours or the cash value of such securities; the terms on which conversion or exchange may occur, including whether exchange is mandatory, at the option of the holder or at our option; the period during which exchange may occur; the initial exchange price or rate; and the circumstances or manner in which the amount of securities deliverable upon exchange, or the cash value thereof, may be adjusted;

- information as to the methods for determining the amount of principal, premium, if any, and/or interest payable on any date;

- the identity of any agents for the capital securities, including the trustee, depositaries, authenticating or paying

- agents, transfer agents, registrars, determination or other agents;

- the proposed listing, if any, of the capital securities on any securities exchange;

- whether the capital securities are to be sold separately or with other securities as part of units; and

- any other specific terms of the capital securities and any terms required by or advisable under applicable laws or regulations.

The capital securities will be issued under the capital securities indenture, dated August 3, 2021 among us, as issuer, The Bank of New York Mellon, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, calculation agent, transfer agent and registrar and authenticating agent, and the supplements thereto. We may amend, restate or replace the capital securities indenture from time to time. The capital securities indenture that governs our capital securities does not limit the amount of additional indebtedness that we or any of our subsidiaries may incur. We have summarized the general features of the capital securities indenture under the heading "Description of Capital Securities." We encourage you to read the capital securities indenture, which is an exhibit to our registration statement, and the supplements thereto, which will be included as exhibits to our registration statement.

The capital securities will constitute our unsecured and subordinated obligations, ranking *pari passu* among themselves and *pari passu* with all of our other equally subordinated obligations. If Resolution Measures are imposed on us, or in the event of our dissolution, liquidation, insolvency or composition, or if other proceedings are opened for the avoidance of insolvency of, or against, us, the obligations under the capital securities will be fully subordinated to (i) the claims of our unsubordinated creditors pursuant to applicable law, including claims against us under our unsecured and unsubordinated non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (*Kreditwesengesetz*) (including those that are subject to Section 46f(9) of the German Banking Act) or any successor provision; (ii) the claims specified in Section 39(1) nos. 1 to 5 of the German Insolvency Code (*Insolvenzordnung*) or any successor provision; (iii) our contractually subordinated obligations within the meaning of Section 39(2) of the German Insolvency Code (or any successor provision) which do not qualify as Own Funds Instruments (within the meaning of the CRR(as defined below)) at the time Resolution Measures are imposed on us or in the event of our dissolution, liquidation, insolvency, composition or other proceedings for the avoidance of insolvency of, or against us; (iv) our other contractually subordinated obligations within the meaning of Section 46f(7a) sentence 3 of the German Banking Act (or any successor provision thereto); and (v) the claims under our tier 2 instruments (within the meaning of the CRR)(we refer to such claims and obligations in (i) - (v) as the "**Priority Claims**").

Subject to this subordination provision, we may satisfy our obligations under the capital securities also from our other distributable assets (*freies Vermögen*). The capital securities will be subject to Resolution Measures, as defined under "Resolution Measures" below.

"**CRR**" means Regulation (EU) No 575/2013 of the European Parliament and the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (including any provisions of regulatory law supplementing this Regulation); to the extent that any provisions of the CRR are amended or replaced, the term CRR as used in the capital securities indenture and the capital securities also refer to such amended provisions or successor provisions.

Our payment obligations under the capital securities will rank *pari passu* with the claims against us under our other instruments issued as additional tier 1 capital within the meaning of the CRR and listed in the applicable prospectus supplement.

Debt Securities

We may issue debt securities, comprising subordinated debt securities, which we refer to as "**subordinated debt securities**," eligible liabilities senior debt securities, which we refer to as "**eligible liabilities senior debt securities**," senior debt securities, which we refer to as "**senior debt securities**," and senior debt funding securities, which we refer to as "**senior debt funding securities**."

Subordinated Debt Securities

In respect of the subordinated debt securities, we will provide one or more prospectus supplements that describe, among other things:

- whether the subordinated debt securities will be issued by Deutsche Bank AG, acting through its head office or through one of its branches;

- the specific designation;

- whether the subordinated debt securities qualify for regulatory capital treatment and if so, the category of capital for which they qualify;

- the ranking of the subordinated debt securities relative to our other outstanding securities, including to what extent they may rank junior in right of payment to other of our obligations or in any other manner;

- the aggregate principal amount, purchase price and denomination;

- the currency in which the subordinated debt securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

- the date of maturity (and any provisions relating to extending or shortening the maturity date);

- the interest rate or rates or the method by which the calculation agent (identified in the prospectus supplement) will determine the interest rate or rates, if any;

- the date from which interest accrues and the interest payment dates, if any;

- the place or places for payment of the principal of and any premium, if any, and/or interest, if any, on the subordinated debt securities;

- any repayment, redemption or prepayment, including any redemption notice provisions;

- whether we will issue the subordinated debt securities in registered form or bearer form or both and, if we are offering subordinated debt securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those subordinated debt securities in bearer form;

- whether we will issue the subordinated debt securities in global (*i.e.*, book-entry) or definitive (*i.e.*, certificated) form and under what terms and conditions;

- whether the subordinated debt securities are convertible or exchangeable securities and the terms on which holders of the subordinated debt securities may exchange them into or for one or more securities of ours or other entities or other property, or the cash value thereof, and the specific terms of and period in which such conversion or exchange may be made;

- if the amount of principal, premium, if any, and/or interest payable on any date may be determined with respect to any currencies, commodities or securities of us or other entities, the basket or baskets of those currencies, commodities or securities, or the index or indices of those currencies, commodities or securities, or interest rates, or intangibles, articles, goods or any other property, or any other financial or economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances, the manner in which such amounts will be determined;

- the identity of any agents for the subordinated debt securities, including the trustee, depositaries, authenticating or paying agents, transfer agents, registrars, determination or other agents;

- the proposed listing, if any, of the subordinated debt securities on any securities exchange;

- whether the subordinated debt securities are to be sold separately or with other securities as part of units; and

- any other specific terms of the subordinated debt securities and any terms required by or advisable under applicable laws or regulations.

The subordinated debt securities will be issued under a subordinated indenture, dated August 3, 2021, among us, as issuer, Wilmington Trust, National Association, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, transfer agent and registrar and authenticating agent, and the supplements thereto. We may amend, restate or replace the subordinated indenture from time to time. The subordinated indenture does not limit the amount of additional indebtedness that we or any of our subsidiaries may incur. We have summarized the general features of the subordinated indenture

under the heading "Description of Debt Securities—Subordinated Debt Securities." We encourage you to read the subordinated indenture (together with the supplements thereto), which are exhibits to our registration statement.

The subordinated debt securities will constitute our unsecured obligations and will be fully subordinated to: (i) the claims of our unsubordinated creditors pursuant to applicable law, including claims against us under our unsecured and unsubordinated non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (*Kreditwesengesetz*) (including those that are subject to Section 46f(9) of the German Banking Act) or any successor provision; (ii) the claims specified in Section 39(1) nos. 1 to 5 of the German Insolvency Code (*Insolvenzordnung*) or any successor provision; (iii) our contractually subordinated obligations within the meaning of Section 39(2) of the German Insolvency Code (or any successor provision) which do not qualify as Own Funds Instruments (within the meaning of the CRR) at the time Resolution Measures are imposed on us or in the event of our dissolution, liquidation, insolvency, composition or other proceedings for the avoidance of insolvency of, or against us; and (iv) our other contractually subordinated obligations within the meaning of Section 46f(7a) sentence 3 of the German Banking Act (or any successor provision thereto)(we refer to such claims and obligations in (i) - (iv) as the "**Priority Claims**").

The subordinated debt securities will rank equally and *pari passu* with all of our other unsecured and subordinated claims (it being understood that no Priority Claims constitute subordinated claims), except as otherwise provided by applicable law or by the terms of any other indebtedness, and in particular, if such other indebtedness is expressed to rank junior to the subordinated debt securities, then the securities shall rank senior to such junior debt, but junior to the Priority Claims. The subordinated debt securities will be subject to Resolution Measures, as defined under "Resolution Measures" below.

Eligible Liabilities Senior Debt Securities

In respect of the eligible liabilities senior debt securities, we will provide one or more prospectus supplements that describe, among other things:

- whether the eligible liabilities senior debt securities will be issued by Deutsche Bank AG, acting through its head office or through one of its branches;

- the specific designation;

- the qualification of the eligible liabilities senior debt securities as eligible liabilities for bank regulatory purposes;

- the ranking of the eligible liabilities senior debt securities relative to our other outstanding securities, including whether they provide for an explicit reference to their lower ranking as determined through § 46f(5) of the German Banking Act (*Kreditwesengesetz*) and to what extent they may rank junior in right of payment to other of our obligations or in any other manner;

- whether we are permitted to substitute the office through which we are acting for all purposes under the eligible liabilities senior debt securities;

- the aggregate principal amount, purchase price and denomination;

- the currency, if other than U.S. dollars, in which the eligible liabilities senior debt securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

- the date of maturity (and any provisions relating to postponing or shortening the maturity date to account for days that are not business days);

- the interest rate or rates or the method by which the calculation agent (identified in the prospectus supplement) will determine the interest rate or rates, if any;

- the date from which interest accrues and the interest payment dates, if any;

- the place or places for payment of the principal of and any premium, if any, and/or interest, if any, on the eligible liabilities senior debt securities;

- any redemption provisions, including any redemption notice provisions;

- whether we will issue the eligible liabilities senior debt securities in registered form or bearer form or both and, if we are offering eligible liabilities senior debt securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those eligible liabilities senior debt securities in bearer form;

- whether we will issue the eligible liabilities senior debt securities in global (*i.e.*, book-entry) or definitive (*i.e.*, certificated) form and under what terms and conditions;

- the identity of any agents for the eligible liabilities senior debt securities, including the trustee, depositaries, authenticating or paying agents, transfer agents, registrars, determination or other agents;

- the proposed listing, if any, of the eligible liabilities senior debt securities on any securities exchange;

- any additions to or modifications of our covenants set forth herein with respect to the eligible liabilities senior debt securities; and

- any other specific terms of the eligible liabilities senior debt securities and any terms required by or advisable under applicable laws or regulations.

The eligible liabilities senior debt securities will be issued under the eligible liabilities senior indenture, dated August 3, 2021, among us, as issuer, The Bank of New York Mellon, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, authenticating agent, issuing agent and registrar, and the supplements thereto. We may amend, restate or replace the eligible liabilities senior indenture from time to time. The

eligible liabilities senior indenture does not limit the amount of additional indebtedness that we or any of our subsidiaries may incur. We have summarized the general features of the eligible liabilities senior indenture under the heading "Description of Debt Securities—Eligible Liabilities Senior Debt Securities." We encourage you to read the eligible liabilities senior indenture (together with the supplements thereto), which are exhibits to our registration statement.

The eligible liabilities senior debt securities will constitute our unsecured and unsubordinated senior non-preferred obligations under debt instruments (*Schuldtitel*) within the meaning of Section 46f(6) sentence 1 of the German Banking Act (*Kreditwesengesetz*) or any successor provision. Our obligations under the eligible liabilities senior debt securities will rank *pari passu* among themselves and *pari passu* with all of our other unsecured and unsubordinated senior non-preferred obligations under debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (including the senior non-preferred obligations under any such debt instruments that we issued before July 21, 2018 and that are subject to Section 46f(9) of the German Banking Act) or any successor provision. The eligible liabilities senior debt securities will be subject to Resolution Measures, as defined under "Resolution Measures" below.

Senior Debt Securities

In respect of the senior debt securities, we will provide one or more prospectus supplements that describe, among other things:

- whether the senior debt securities will be issued by Deutsche Bank AG, acting through its head office or through one of its branches;

- the specific designation;

- whether we are permitted to substitute the office through which we are acting for all purposes under the senior debt securities;

- the aggregate principal amount, purchase price and denomination;

- the currency in which the senior debt securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

- the date of maturity (and any provisions relating to extending or shortening the maturity date);

- the interest rate or rates or the method by which the calculation agent (identified in the prospectus supplement) will determine the interest rate or rates, if any;

- the date from which interest accrues and the interest payment dates, if any;

- the place or places for payment of the principal of and any premium, if any, and/or interest, if any, on the senior debt securities;

- any repayment, redemption, prepayment or sinking fund provisions, including any redemption notice provisions;

- if other than the principal amount thereof, the portion of the principal amount of the senior debt securities payable upon declaration of acceleration of maturity thereof;

- whether we will issue the senior debt securities in registered form or bearer form or both and, if we are offering senior debt securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those senior debt securities in bearer form;

- whether we will issue the senior debt securities in global (*i.e.*, book-entry) or definitive (*i.e.*, certificated) form and under what terms and conditions;

- whether the senior debt securities are convertible or exchangeable securities and the terms on which holders of the senior debt securities may exchange them into or for one or more securities of ours or other entities or other property, or the cash value thereof, and the specific terms of and period in which such conversion or exchange may be made;

- if the amount of principal, premium, if any, and/or interest payable on any date may be determined with respect to any currencies, commodities or securities of us or other entities, the basket or baskets of those currencies, commodities or securities, or the index or indices of those currencies, commodities or securities, or interest rates, or intangibles, articles, goods or any other property, or any other financial or economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances, the manner in which such amounts will be determined;

- the identity of any agents for the senior debt securities, including the trustee, depositaries, authenticating or paying agents, transfer agents, registrars, determination or other agents;

- the proposed listing, if any, of the senior debt securities on any securities exchange;

- whether the senior debt securities are to be sold separately or with other securities as part of units; and

- any other specific terms of the senior debt securities and any terms required by or advisable under applicable laws or regulations.

The senior debt securities will be issued under the senior indenture, dated August 3, 2021 among us, as issuer, Delaware Trust Company (the legal successor to Law Debenture Trust Company of New York), as trustee, and Deutsche Bank Trust Company Americas, as paying agent, issuing agent, authenticating agent and registrar, and the supplements thereto. We may amend, restate or replace the senior indenture from time to time. The senior indenture does not limit the amount of additional indebtedness that we or any of our subsidiaries may incur. We have summarized the general features of the senior indenture under the heading "Description of Debt Securities—Senior Debt Securities." We

encourage you to read the senior indenture (together with the supplements thereto), which are exhibits to our registration statement.

The senior debt securities will constitute our unsecured and unsubordinated obligations ranking *pari passu* among themselves and *pari passu* with all of our other unsecured and unsubordinated obligations (including our obligations under our senior debt funding securities), subject, however, to statutory priorities conferred upon certain unsecured and unsubordinated obligations in the event of any Resolution Measures imposed on us or in the event of our dissolution, liquidation, insolvency or composition, or if other proceedings are opened for the avoidance of the insolvency of, or against, us; and pursuant to Section 46f(5) of the German Banking Act (*Kreditwesengesetz*), the obligations under the senior debt securities will rank in priority to our obligations under any of our debt instruments (*Schuldtitel*) within the meaning of Section 46f(6) sentence 1 of the German Banking Act (including the senior non-preferred obligations under any such debt instruments that we issued before July 21, 2018 and that are subject to Section 46f(9) of the German Banking Act) or any successor provision. The senior debt securities will be subject to Resolution Measures, as defined under "Resolution Measures" below.

Senior Debt Funding Securities

In respect of the senior debt funding securities, we will provide one or more prospectus supplements that describe among other things:

- whether the senior debt funding securities will be issued by Deutsche Bank AG, acting through its head office or through one of its branches;

- the specific designation;

- the qualification of the senior debt funding securities as eligible liabilities for bank regulatory purposes;

- whether we are permitted to substitute the office through which we are acting for all purposes under the senior debt funding securities;

- the aggregate principal amount, purchase price and denomination;

- the currency, if other than U.S. dollars, in which the senior debt funding securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

- the date of maturity (and any provisions relating to postponing or shortening the maturity date to account for days that are not business days);

- the interest rate or rates or the method by which the calculation agent (identified in the prospectus supplement) will determine the interest rate or rates, if any;

- the date from which interest accrues and the interest payment dates, if any;

- the place or places for payment of the principal of and any premium, if any, and/or interest, if any, on the senior debt funding securities;

- any redemption provisions, including any redemption notice provisions;

- whether we will issue the senior debt funding securities in registered form or bearer form or both and, if we are offering senior debt funding securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those senior debt funding securities in bearer form;

- whether we will issue the senior debt funding securities in global (*i.e.*, book-entry) or definitive (*i.e.*, certificated) form and under what terms and conditions;

- the identity of any agents for the senior debt funding securities, including the trustee, depositaries, authenticating or paying agents, transfer agents, registrars, determination or other agents;

- the proposed listing, if any, of the senior debt funding securities on any securities exchange;

- any additions to or modifications of our covenants set forth herein with respect to the senior debt funding securities; and

- any other specific terms of the senior debt funding securities and any terms required by or advisable under applicable laws or regulations.

The senior debt funding securities will be issued under the senior debt funding indenture, dated August 3, 2021, among us, as issuer, Delaware Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, authenticating agent, issuing agent and registrar, and the supplements thereto. We may amend, restate or replace the senior debt funding indenture from time to time. The senior debt funding indenture does not limit the amount of additional indebtedness that we or any of our subsidiaries may incur. We have summarized the general features of the senior debt funding indenture under the heading "Description of Debt Securities—Senior Debt Funding Securities." We encourage you to read the senior debt funding indenture, which is an exhibit to our registration statement.

The senior debt funding securities (and in the case of senior debt funding securities in bearer form, any coupons to these securities) will constitute our unsecured and unsubordinated obligations ranking *pari passu* among themselves and *pari passu* with all of our other unsecured and unsubordinated obligations (including our obligations under our senior debt securities), subject, however, to statutory priorities conferred upon certain unsecured and unsubordinated obligations in the event of any Resolution Measures imposed on us or in the event of our dissolution, liquidation, insolvency or composition, or if other proceedings are opened for the avoidance of the insolvency of, or against, us; and pursuant to Section 46f(5) of the German Banking Act (*Kreditwesengesetz*), the obligations under the senior debt funding securities will rank in priority to our senior non-preferred obligations under any of our debt instruments (*Schuldtitel*) within the meaning of Section 46f(6) sentence 1 of the German Banking Act (including the senior

non-preferred obligations under any such debt instruments that we issued before July 21, 2018 and that are subject to Section 46f(9) of the German Banking Act) or any successor provision. The senior debt funding securities will be subject to Resolution Measures, as defined under "Resolution Measures" below.

Warrants

We may offer warrants to purchase or sell, or whose redemption value is determined by reference to the performance, level or value of one or more of the following: securities issued by us or by an entity affiliated or not affiliated with us, indices, currencies, commodities, interest rates, any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances and/or a basket or baskets of any of these items.

In a prospectus supplement, we will inform you of the exercise price and describe other specific terms of the warrants, including whether we will satisfy our obligations, if any, or you will satisfy your obligations, if any, under the warrants by delivering or purchasing the underlying securities, commodities, currencies or instruments, or their cash value and whether we are permitted to substitute the office through which we are acting for all purposes under the warrants. The warrants are our unsecured contractual obligations and will rank equally and *pari passu* with our other unsecured contractual obligations and with our unsecured and unsubordinated debt obligations, subject to any statutory priority regime of the jurisdiction of our incorporation (or, in the case of warrants issued by Deutsche Bank AG acting through a branch, of the jurisdiction where the branch is established) that provides certain claims will be satisfied first in a resolution or German insolvency proceeding with respect to us. The warrants will be subject to Resolution Measures, as defined under "Resolution Measures" below.

Purchase Contracts

We may offer purchase contracts to purchase or sell, or whose redemption value is determined by reference to the performance, level or value of one or more of the following: securities issued by us or by an entity affiliated or not affiliated with us, indices, currencies, commodities, interest rates, any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances and/or a basket or baskets of any of these items.

In a prospectus supplement, we will describe the specific terms of the purchase contracts, including whether we will satisfy our obligations, if any, or you will satisfy your obligations, if any, under the purchase contracts by delivering or purchasing the underlying securities, commodities, currencies or instruments, or their cash value. Purchase contracts will not be contractually subordinated in priority of payment to our senior obligations.

Units

We may offer as units any combination of ordinary shares, tradable subscription rights to subscribe for ordinary shares, warrants, purchase contracts, capital securities, debt securities issued by us, and debt obligations or other securities of an

entity affiliated or not affiliated with us. In a prospectus supplement, we will describe the particular combination of ordinary shares, tradable subscription rights to subscribe for ordinary shares, warrants, purchase contracts, capital securities and debt securities issued by us, or debt obligations or other securities of an entity affiliated or not affiliated with us, constituting any units and any other specific terms of the units. Units will not be contractually subordinated in priority of payment to our senior obligations.

Resolution Measures

Under the relevant resolution laws and regulations as applicable to us from time to time, the capital securities, debt securities and warrants may be subject to the powers exercised by the competent resolution authority to:

- write down, including write down to zero, the claims for payment of the principal amount, the interest amount, if any, or any other amount or, if applicable, claims for delivery of any property in respect of the capital securities, debt securities or warrants;

- convert the capital securities, debt securities or warrants into ordinary shares of (A) the Bank or (B) any group entity or (C) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital (and the issue to or conferral on the holders (including the beneficial owners) of such ordinary shares or instruments); and/or

- apply any other resolution measure, including, but not limited to, (A) any transfer of the capital securities, debt securities or warrants to another entity, (B) the amendment, modification or variation of the terms and conditions of the capital securities, debt securities or warrants or (C) the cancellation of the capital securities, debt securities or warrants.

The write-down and conversion powers are hereinafter referred to as the "bail-in tool." We refer to the bail-in tool and each of the other resolution measures as a "**Resolution Measure**." When we refer to a "group entity," we mean an entity that is included in the corporate group subject to a Resolution Measure, and when we refer to a "bridge bank," we mean a newly chartered German bank that would receive some or all of our equity securities, assets, liabilities and material contracts, including those attributable to our branches and subsidiaries, in the event of the imposition of Resolution Measures. For the avoidance of doubt, any non-payment or, if applicable, non-delivery by us arising out of any such Resolution Measure will not constitute a failure by us under the terms of the capital securities, debt securities or warrants, or the capital securities indenture, the subordinated indenture, the eligible liabilities senior indenture, the senior indenture, the senior debt funding indenture or the warrant agreement, as applicable, to make a payment of principal of, interest on or other amounts owing or, if applicable, deliverable under the capital securities, debt securities or warrants. By acquiring any capital securities, debt securities or warrants, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority.

As a result, you would have no claim or other right against us arising out of any Resolution Measure. Furthermore, holders of any eligible liabilities senior debt securities would have no claim or other right against us arising out of increased losses incurred based on the order of priority under the German Banking Act as described under "Risk Factors—In a resolution or German insolvency proceeding instituted with respect to us, certain specifically defined senior unsecured debt instruments (*Schuldtitel*) of ours (such as the eligible liabilities senior debt securities described in this prospectus) will rank junior to all of our other outstanding senior unsecured unsubordinated obligations, and will be satisfied only if all of our other senior unsecured unsubordinated obligations have been paid in full. Such ranking might result in higher losses being allocated to such lower-ranking debt securities than to our other outstanding unsecured unsubordinated obligation" below. In addition, by your acquisition of any capital securities, debt securities or warrants, you waive (in the case of the capital securities and the debt securities, to the fullest extent permitted by the Trust Indenture Act of 1939, as amended (the "**Trust Indenture Act**") and applicable law) any and all claims against the relevant trustee, the relevant agents and the warrant agent, as applicable, and agree not to initiate a suit against the relevant trustee, the relevant agents or the warrant agent in respect of, and agree that the relevant trustee, the relevant agents and the warrant agent will not be liable for, any action that the relevant trustee, the relevant agents or the warrant agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the capital securities, debt securities or warrants. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. For more information, please see the sections "Resolution Measures" and "Risk Factors" of this prospectus.

The application of any Resolution Measure to purchase contracts and units, as well as certain specific resolution related requirements in respect of warrants, purchase contracts and units (such as the contractual recognition of stay powers) will be described in the applicable prospectus supplement we will file in connection with their issuance.

Form

We may issue ordinary shares and tradable subscription rights to subscribe for ordinary shares in global registered form. In addition, we may issue capital securities, debt securities, warrants, purchase contracts and units, in each case in fully registered form or in bearer form and, in either case, in definitive form or global form.

Terms Specified in Prospectus Supplements

When we decide to sell particular securities, we will provide a prospectus supplement describing the securities offering and the specific terms of the securities. You should carefully read this prospectus and the applicable prospectus supplement.

We will offer our ordinary shares, tradable subscription rights to subscribe for ordinary shares, capital securities, debt securities, warrants, purchase contracts and units to investors on terms determined by market and other conditions. Our securities may be sold for U.S. dollars or foreign currency.

Principal of, and any premium or interest on, capital securities and debt securities and cash amounts payable under warrants or purchase contracts may be payable in U.S. dollars or foreign currency, as we specifically designate in the related prospectus supplement.

Any prospectus supplement we provide will include the name of and compensation to each dealer, underwriter or agent, if any, involved in the sale of the securities being offered and the managing underwriters for any securities sold to or through underwriters. Any underwriters, including managing underwriters, dealers or agents in the United States may include Deutsche Bank Securities Inc. or other affiliates of ours.

Branches

We may act directly through our principal office in Frankfurt or through one of our branch offices, such as our London branch, our New York branch, or such other branch as specified in the applicable prospectus supplement.

Conflicts of Interest

To the extent an offering of the securities will be distributed by Deutsche Bank Securities Inc. or any other U.S. broker-dealer affiliate of the Bank, each such offering of securities must be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., or "**FINRA**," regarding a FINRA member firm's distribution of securities of affiliates. See "Plan of Distribution—Conflicts of Interest."

ABOUT THIS PROSPECTUS

*References in this prospectus to the "**Bank**," "**we**," "**our**," "**us**" or "**Deutsche Bank AG**" refer to Deutsche Bank Aktiengesellschaft (including, as the context may require, acting through one of its branches) and, unless the context requires otherwise, will include our other consolidated subsidiaries. In the sections of this prospectus entitled "Description of Ordinary Shares," "Description of Tradable Subscription Rights to Subscribe for Ordinary Shares," "Description of Capital Securities," "Description of Debt Securities," "Description of Warrants," "Description of Purchase Contracts" and "Description of Units references to "**Bank**," "**we**," "**our**," "**us**" or "**Deutsche Bank AG**" refer to Deutsche Bank Aktiengesellschaft (including, as the context may require, acting through one of its branches), as issuer of the securities described in such sections.*

*References to "**you**" or "**your**" mean those who invest in the securities being offered, whether they are the direct holders or owners of beneficial interests in those securities. References to "**holders**" mean those who own securities registered in their own names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in securities issued in book-entry form through The Depository Trust Company or another depositary or in securities registered in street name. Owners of beneficial interests in the securities should read the section entitled "Forms of Securities."*

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the "**Commission**" or "**SEC**") utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in the prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide one or more prospectus supplements that will contain specific information about the terms of the offering. A prospectus supplement may add, modify or replace information contained in this prospectus. *If a prospectus supplement is inconsistent with this prospectus, the terms of the prospectus supplement will control. Therefore the statements made in this prospectus may not be the terms that apply to the securities you purchase.* You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find Additional Information" beginning on page 14 of this prospectus before purchasing any securities.

Following the initial distribution of an offering of securities, certain affiliates of ours may offer and sell those securities in the course of their businesses. Such affiliates may act as principal or agent in these transactions. This prospectus and the applicable prospectus supplement will also be used in connection with those transactions. Sales in any of those transactions will be made at varying prices related to prevailing market prices and other circumstances at the time of sale.

References to "**EUR**," "**€**" and "**euros**" are to the euro, the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended by the treaty on European Union. References to "**USD**," "**U.S. dollars**," "**dollar**" and "**$**" are to United States currency, and the terms "**United States**" and "**U.S.**" mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and in accordance therewith, we file reports and other information with the SEC. The SEC maintains an internet website that contains reports and other information regarding us that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This website can be accessed at http://www.sec.gov. You can find information that we have filed with the SEC by reference to file number 001-15242.

This prospectus is part of a registration statement on Form F-3 that we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information in and exhibits to the registration statement for further information on us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified in their entirety by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to "incorporate by reference" much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is an important part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. Current Reports on Form 6-K we furnish to the SEC after the date of this prospectus (or portions thereof) are incorporated by reference in this prospectus only to the extent that the report expressly states that it (or any such portion) is incorporated by reference in this prospectus or the registration statement of which this prospectus forms a part. We incorporate by reference in this prospectus:

(1)   Annual Report on Form 20-F of Deutsche Bank Aktiengesellschaft for the year ended December 31, 2020, filed on March 15, 2021, which we also refer to as our "**2020 Form 20-F**."

(2)   The Current Reports on Form 6-K of Deutsche Bank Aktiengesellschaft filed on March 30, 2021, April 28, 2021, July 27, 2021 and July 28, 2021.

Upon request, we will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus.

You may request, at no cost to you, a copy of these documents (other than exhibits thereto not specifically incorporated by reference) by writing or telephoning us at: Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany, Attention: Investor Relations (Telephone: +49 800 910-8000, email:db.ir@db.com). Certain of these documents can also be obtained on our website http://www.deutsche-bank.com/ir under "Reporting and Events—Reports—SEC Filings for Financial Results." Reference to this "uniform resource locator" or "URL" is made as an inactive textual reference for informational purposes only. Other information found at this website is not incorporated by reference in this document.

USE OF NON-GAAP FINANCIAL MEASURES

This document contains or incorporates by reference non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with International Financial Reporting Standards ("**IFRS**") as issued by the International Accounting Standards Board ("**IASB**").

For purposes of the Group's primary financial reporting outside the United States, the Group prepares its consolidated financial statements in accordance with IFRS as endorsed by the European Union ("EU"). Accordingly, the consolidated financial statements incorporated by reference herein differ from those we publish for those purposes (the "non-SEC" versions thereof) in that the financial information presented in the consolidated financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB. The financial information presented in the non-SEC consolidated financial statements, by contrast, have been prepared in accordance with IFRS as issued by the IASB and endorsed by the European Union (EU), including, effective as of January 1, 2020, the application of fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve-out version of IAS 39.

Descriptions of non-GAAP financial measures we use and the adjustments made to the most directly comparable IFRS financial measures to obtain them are set forth in our 2020 Form 20-F and the other documents incorporated by reference herein.

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplements, including the information incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "**Securities Act**"), and Section 21E of the Exchange Act. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. We use words such as "believe," "anticipate," "expect," "intend," "seek," "estimate," "project," "should," "potential," "reasonably possible," "plan," "aim" and similar expressions to identify forward-looking statements. In addition, we may from time to time make forward-looking statements in our periodic reports to the SEC on Forms 20-F and 6-K, annual and interim reports, invitations to annual shareholders' meetings and other information sent to shareholders, offering circulars and prospectuses, press releases and other written materials. Our Management Board, Supervisory Board, officers and employees may also make oral forward-looking statements to third parties, including financial analysts.

Such forward-looking statements may include, without limitation, statements relating to the following:

- the potential development and impact on us of economic and business conditions and the legal and regulatory environment to which we are subject, including as a result of the COVID-19 pandemic;

- the implementation of our strategic initiatives and other responses thereto;

- the development of aspects of our results of operations;

- our expectations of the impact of risks that affect our business, including the risks of losses on our trading processes and credit exposures; and

- other statements relating to our future business development and economic performance.

By their very nature, forward-looking statements involve risks and uncertainties, both general and specific. We base these statements on our current plans, estimates, projections and expectations. You should therefore not place too much reliance on them. Our forward-looking statements speak only as of the date we make them, and we undertake no obligation to update any of them in light of new information or future events.

We caution you that a number of important factors could cause our actual results to differ materially from those we describe in any forward-looking statement. These factors include, among others, the following:

- the potential development and impact on us of economic and business conditions, including as a result of the COVID-19 pandemic;

- other changes in general economic and business conditions;

- changes and volatility in currency exchange rates, interest rates and asset prices;

- changes in governmental policy and regulation, including measures taken in response to economic, business, political and social conditions;

- the potential development and impact on us of legal and regulatory proceedings to which we are or may become subject;

- changes in our competitive environment;

- the success of our acquisitions, divestitures, mergers and strategic alliances;

- our success in implementing our strategic initiatives and other responses to economic and business conditions and the legal and regulatory environment and realizing the benefits anticipated therefrom; and

- other factors, including those we refer to in "Item 3: Key Information—Risk Factors" of our 2020 Form 20-F and elsewhere in the 2020 Form 20-F, other documents incorporated by reference herein, this prospectus and any prospectus supplements, and others to which we do not refer.

RISK FACTORS

Your investment in the securities will involve certain risks. You should consider carefully the following risk factors together with the risk information contained in the relevant prospectus supplement, the relevant product supplement and the relevant pricing supplement before you decide that an investment in the securities is suitable for you.

For a discussion of the risk factors affecting Deutsche Bank AG and its business, see "Item 3: Key Information—Risk Factors" of the 2020 Form 20-F and our current and periodic reports filed with the Securities and Exchange Commission that are incorporated by reference into this prospectus. The following risk factors are additional to the risk factors included in that Form 20-F and those reports.

Securities May Be Subject to Resolution Measures

The securities may be written down, be converted into ordinary shares or other instruments qualifying as common equity tier 1 capital or become subject to other resolution measures. You may lose part or all of your investment if any such measure becomes applicable to us.

On May 15, 2014, the European Parliament and the Council of the European Union adopted a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (Directive 2014/59/EU, as amended, the "**Bank Recovery and Resolution Directive**" or the "**BRRD**"), which was implemented into German law by the German Recovery and Resolution Act (*Sanierungs- und Abwicklungsgesetz*, or, as amended, the "**Resolution Act**"), which became effective on January 1, 2015. The BRRD and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union was transferred to the European Single Resolution Board ("**SRB**") which, based on the European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (Regulation (EU) No 806/2014, as amended, the "**SRM Regulation**"), works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities.

Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the capital securities, debt securities and warrants are subject to the powers exercised by the competent resolution authority to (i) write down, including write down to zero, the claims for payment of the principal amount, interest amount or any other amount or, if applicable, claims for delivery of any property in respect of the capital securities, debt securities or warrants, (ii) to convert the capital securities, debt securities or warrants into ordinary shares of (x) the Bank, (y) any group entity or (z) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital, or (iii) to apply any other resolution measure including, but not limited to, any transfer of the capital securities, debt securities or warrants to another entity, the amendment, modification or variation of the terms and conditions of the capital securities, debt securities or warrants or a cancellation of the capital securities, debt securities or warrants. The write-down and conversion powers are hereinafter referred to as the "**bail-in tool**" and the bail-in tool and each of the other resolution measures are hereinafter referred to as a "**Resolution Measure**." The competent resolution authority may apply Resolution Measures individually or in any combination. Imposition of a Resolution Measure would likely occur if the competent supervisory authority determines that we are failing or likely to fail and that certain other conditions are met (as set forth under the applicable law). The BRRD, the Resolution Act and, as applicable, the SRM Regulation are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

The competent resolution authority will have to exercise its powers under the bail-in tool in a way that results in (i) common equity tier 1 instruments (such as our ordinary shares) being written down first in proportion to the relevant losses, (ii) thereafter, the principal amount of other capital instruments (additional tier 1 instruments, such as those we intend to issue under the capital securities indenture, and tier 2 instruments, such as those we intend to issue under the subordinated indenture) being written down on a permanent basis or converted into common equity tier 1 instruments in accordance with their order of priority, (iii) thereafter unsecured and subordinated "bail-in" able liabilities (that are neither additional tier 1 instruments nor tier 2 instruments) being written down on a permanent basis

or converted into common equity tier 1 instruments in accordance with their order of priority, and (iv) thereafter, unsecured and unsubordinated "bail-in" able liabilities – such as those under the eligible liability senior debt securities, the senior debt securities, the senior debt funding securities and the warrants – being written down on a permanent basis or converted into common equity tier 1 instruments in accordance with their order of priority.

In the event of the imposition of any Resolution Measure in respect of us, you would have no claim or other right against us arising out of such Resolution Measure, and we would have no obligation to make payments under the capital securities, debt securities or warrants following the imposition of such Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the capital securities, debt securities or warrants, or under the capital securities indenture, the subordinated indenture, the eligible liabilities senior indenture, the senior indenture, the senior debt funding indenture or the warrant agreement, as applicable, or give you any other right to accelerate or terminate the capital securities, debt securities or warrants.

There is some uncertainty as to what protections, if any, will be available to holders of securities that are subject to a Resolution Measure and to the additional resolution powers that may be granted to the competent resolution authority. Under the Resolution Act, there are certain limited judicial proceedings available to challenge any Resolution Measure taken by the competent resolution authority. Limited judicial proceedings to challenge Resolution Measures under the SRM Regulation (including possible proceedings before the European Court of Justice) may also be available. However, it remains unclear what remedies may be available to holders commencing such proceedings. In addition, by your acquisition of the capital securities, debt securities or warrants, you waive (in the case of the capital securities and the debt securities, to the fullest extent permitted by the Trust Indenture Act and applicable law) any and all claims against the relevant trustee, the relevant agents and the warrant agent, as applicable, for, agree not to initiate a suit against the relevant trustee, the relevant agents or the warrant agent in respect of, and agree that the relevant trustee, the relevant agents and the warrant agent will not be liable for, any action that the relevant trustee, the relevant agents or the warrant agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the capital securities, debt securities or warrants. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. The application of any Resolution Measure to the purchase contracts and units will be described in the applicable prospectus supplement we will file in connection with their issuance.

The extent to which the principal amount of, or other amount payable or deliverable with respect to, any of the securities may be subject to a Resolution Measure may depend on a number of factors that may be outside our control, and it will be difficult to predict when, if at all, a Resolution Measure might become applicable to us in our individual case. Accordingly, secondary market trading in any of the securities may not follow the trading behavior associated with other types of securities issued by other financial institutions that may be or have been subject to a Resolution Measure. You may lose part or all of your investment in the securities if a Resolution Measure becomes applicable to us, even though the capital securities, debt securities and warrants are governed by New York law (other than, as the case may be, the provisions regarding their ranking and status or subordination, if applicable, which are governed by German law).

Our obligations under the capital securities and the subordinated debt securities are deeply subordinated obligations. In a resolution or German insolvency proceeding opened with respect to us, such ranking might result in higher losses being allocated to such lower-ranking securities than to any other debt.

Subject to Section 46(f)(7a) of the German Banking Act (*Kreditwesengesetz*) implementing Article 48(7) BRRD, all our obligations under own funds instruments within the meaning of Regulation (EU) No. 575/2013 of the European Parliament and the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (as supplemented or amended from time to time, the "**CRR**") rank by operation of law junior to all our other liabilities. Under the CRR, such own funds instruments consist of common equity tier 1 instruments, additional tier 1 instruments (such as those potentially issued under the capital securities indenture) and tier 2 instruments (such as those potentially issued under the subordinated indenture) ("**Own Funds Instruments**").

In the event Resolution Measures are imposed on us, or in the event of the dissolution, liquidation, insolvency (*Insolvenzverfahren*), composition, or other proceedings for the avoidance of insolvency of,

or against, us, our obligations under the capital securities and the subordinated debt securities will be fully subordinated to all our obligations that do not qualify as Own Funds Instruments; this includes (i) claims of our unsubordinated creditors (including claims against us under our unsecured and unsubordinated non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (including our obligations under any such debt instruments that were issued by us before July 21, 2018 and that are subject to Section 46f(9) sentence 2 of the German Banking Act) (or any successor provision thereof)), (ii) the claims specified in Section 39(1) nos. 1 to 5 of the German Insolvency Code (*Insolvenzordnung*) (or any successor provision thereof), (iii) our contractually subordinated obligations within the meaning of Section 39(2) of the German Insolvency Code (or any successor provision thereof) which do not qualify as Own Funds Instruments at the time of Resolution Measures being imposed on us or in the event of a dissolution, liquidation, insolvency, composition or other proceedings for the avoidance of insolvency of, or against, us, and (iv) other contractually subordinated obligations of ours within the meaning of Section 46f(7a) sentence 3 of the German Banking Act (or any successor provision thereto).

Our obligations under the capital securities will rank senior to all our obligations resulting from common equity tier 1 instruments but junior to our obligations under tier 2 instruments within the meaning of the CRR (e.g., our subordinated debt securities that qualify as such). If (i) the capital securities are deemed not to have qualified as additional tier 1 instruments or other Own Funds Instruments or at any time cease to so qualify, or (ii) the subordinated debt securities are deemed not to have qualified as tier 2 instruments or other Own Funds Instruments or at any time cease to so qualify, the obligations under the capital securities or, as the case may be, under the subordinated debt securities will, pursuant to Section 46f(7a) sentence 3 of the German Banking Act, rank senior to all obligations under Own Funds Instruments. Accordingly, in the event Resolution Measures are imposed on us, or in the event of the dissolution, liquidation, insolvency (*Insolvenzverfahren*), composition, or other proceedings for the avoidance of insolvency of, or against, us, no amounts will be payable in respect of the capital securities and the subordinated debt securities until the claims of our unsubordinated creditors and contractually subordinated creditors, whose claims do not qualify as Own Funds Instruments have been satisfied in full. Additionally, no amounts will be payable in respect of our capital securities until the claims of our creditors resulting from our tier 2 instruments (within the meaning of the CRR) have been satisfied in full.

Therefore, due to the deep subordination of our capital securities and our subordinated debt securities, there is a significant risk that such ranking might result in higher losses being allocated to such lower-ranking securities in the events described above than to any other debt.

In a resolution or German insolvency proceeding opened with respect to us, certain specifically defined senior unsecured debt instruments (Schuldtitel) of ours (such as the eligible liabilities senior debt securities described in this prospectus) will rank junior to all of our other outstanding senior unsecured unsubordinated obligations, and will be satisfied only if all of our other senior unsecured unsubordinated obligations have been paid in full. Such ranking might result in higher losses being allocated to such lower-ranking debt securities than to our other outstanding unsecured unsubordinated obligations.

Section 46f(5) to (9) of the German Banking Act allows us to issue different categories of senior debt securities. In accordance with such rules, we may issue senior debt securities that are "structured" (as explained below) and that constitute "senior preferred" debt securities. In addition, we are able to issue "non-structured" senior debt securities as "senior preferred" debt securities, ranking *pari passu* with our "structured" senior debt securities. Such "senior preferred" debt securities, whether "structured" or "non-structured", will rank *pari passu* with, among other obligations, instruments of indebtedness with an initial term of less than one year, derivatives and, generally, corporate deposits (unless they rank even more senior). Finally, subject to Section 46f(6) of the German Banking Act, we may issue "non-structured" debt securities as senior "non-preferred" debt instruments (*Schuldtitel*) ranking junior to, among other instruments, "senior preferred" debt securities, if they contain an express reference to their lower ranking. In respect of the securities covered by this prospectus, we have elected to do so only under the eligible liabilities senior indenture, not the senior indenture or the senior debt funding indenture.

A large portion of our liabilities consists of senior unsecured obligations that do not constitute debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (including those that are subject to Section 46f(9) of the German Banking Act). Pursuant to Section 46f(9) of the German Banking Act, Section 46f(5) through (7) of the German Banking Act in their form before the

amendments of July 21, 2018, remain applicable to debt instruments issued prior to such date. Accordingly, instruments of indebtedness constituting senior non-preferred debt prior to the changes continue to rank as senior non-preferred debt even if they do not contain an express reference to their lower ranking as determined through Section 46f(6) of the German Banking Act, as required for issuances from and after July 21, 2018.

Debt instruments (*Schuldtitel*) within the meaning of Section 46f(6) sentence 1 of the German Banking Act comprise "non-structured" bearer bonds, negotiable registered bonds and similar instruments with an initial term of at least one year, as well as promissory notes and non-negotiable registered bonds which do not qualify as deposits, unless they are expressly exempted and, if the instrument was issued on or after July 21, 2018, we have designated it to rank junior to our other senior unsecured obligations (as we have for the eligible liabilities senior debt securities) pursuant to Section 46f(6) of the German Banking Act. Among the unsecured unsubordinated obligations that do not constitute as such debt instruments are instruments with an initial maturity of less than one year as well as senior unsecured instruments of indebtedness whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured instruments of indebtedness are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured instruments of indebtedness are issued unless the payment of interest or the amount of the interest payments solely depends on a customary fixed or floating reference interest rate and is settled by monetary payment. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to us, the competent regulatory authority or court would determine whether a security qualifies as a debt instrument, when it was issued, as well as which of our senior debt securities have the terms described in clauses (i) or (ii) above, referred to herein as the "structured" debt securities, and which do not, referred to herein as the "non-structured" debt securities. The relevant pricing supplement for each issuance may state in which category we expect such issuance to be classified, but the competent regulatory authority or court may classify the debt securities differently.

Our senior non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act, such as the eligible liabilities senior debt securities and non-structured senior debt instruments issued prior to July 21, 2018, rank junior to our other unsubordinated liabilities (including, but not limited to, senior preferred debt securities, whether "structured" or "non-structured", deposits, derivatives and instruments of indebtedness with an initial term of less than one year), but in priority to our contractually or statutorily subordinated liabilities, such as those qualifying as additional tier 1 or tier 2 instruments within the meaning of the CRR, and would be satisfied only if all our other unsecured and unsubordinated obligations have been paid in full.

Consequently, if insolvency proceedings are opened against us or if Resolution Measures are imposed on us, higher losses could be allocated to our eligible liabilities senior debt securities than to most of our other outstanding unsecured unsubordinated obligations.

Exchange Rates and Exchange Controls May Affect the Securities' Value or Return

Securities involving foreign currencies are subject to general exchange rate and exchange control risks.

An investment in a security that is denominated or payable in, or the payment of which is linked to the value of, currencies other than U.S. dollars entails significant risks. These risks include the possibility of significant changes resulting from market changes in rates of exchange between the U.S. dollar and the relevant foreign currencies and the possibility of the imposition or modification of exchange controls by governments. These risks generally depend on market forces and economic and political events over which we have no control.

Exchange rates will affect your investment.

In recent years, rates of exchange between U.S. dollars and some foreign currencies have been highly volatile and this volatility may continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur while you are a holder of any security. Depreciation against the U.S. dollar of the currency in which a security is payable would result in a decrease in the effective yield of the security below its interest rate, if any, and could result in an overall loss to you on a U.S. dollar basis. In addition, depending on the specific terms of a currency-linked security, changes in exchange rates relating to any of the relevant currencies could result in a decrease in its effective yield and in your loss of all or a substantial portion of the value of that security.

We have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time, governments may use a variety of techniques, such as intervention by a country's central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these governmental actions could adversely affect the U.S. dollar-equivalent yields or payouts for securities denominated or payable in currencies other than U.S. dollars and currency-linked securities.

We will not make any adjustment or change in the terms of the securities in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any applicable foreign currency. You will bear those risks.

Some foreign currencies may become unavailable.

Governments have imposed from time to time, and may in the future impose, exchange controls that could also affect the availability of a specified foreign currency. Even if there are no actual exchange controls, it is possible that the applicable currency for any security not denominated in U.S. dollars would not be available when payments on that security are due.

Alternative payment method used if payment currency becomes unavailable.

If a payment currency is unavailable, we would make required payments in U.S. dollars on the basis of the market exchange rate.

Currency Conversions May Affect Payments on Some Securities.

The applicable pricing supplement may provide for payments on a non-U.S. dollar denominated security to be made in U.S. dollars or payments on a U.S. dollar denominated security to be made in a currency other than U.S. dollars. In these cases, the exchange rate agent identified in the pricing supplement will convert the currencies. You will bear the costs of conversion through deductions from those payments.

Exchange Rates May Affect the Value of a New York Judgment Involving Non-U.S. Dollar Securities.

Certain of the securities will, in whole or in part, be governed by and construed in accordance with the laws of the State of New York. Unlike many courts in the United States outside the State of New York, the courts in the State of New York customarily enter judgments or decrees for money damages in the foreign currency in which the securities are denominated. These amounts would then be converted into U.S. dollars at the rate of exchange in effect on the date the judgment or decree is entered. You would bear the foreign currency risk during litigation.

Additional risks specific to particular securities will be described in the applicable pricing supplement.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Deutsche Bank Aktiengesellschaft is a stock corporation organized under the laws of Germany registered in the Commercial Register of the District Court in Frankfurt am Main under registration number HRB 30 000. Our registered office is in Frankfurt am Main. We maintain our head office at Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Deutsche Bank Aktiengesellschaft originated from the reunification of Norddeutsche Bank Aktiengesellschaft, Hamburg, Rheinisch-Westfälische Bank Aktiengesellschaft, Düsseldorf, and Süddeutsche Bank Aktiengesellschaft, Munich. Pursuant to the Law on the Regional Scope of Credit Institutions, these were disincorporated in 1952 from Deutsche Bank, which had been founded in 1870. The merger and the name were entered in the Commercial Register of the District Court Frankfurt am Main on May 2, 1957.

We are the parent company of a group consisting of banks, capital market companies, fund management companies, a real-estate finance company, installment financing companies, research and consultancy companies and other German and non-German companies. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

We are one of the largest banks in Germany and one of the largest financial institutions in Europe and the world measured by total assets. As of June 30, 2021, on an unaudited basis, we had total assets of €1,320.7 billion, total liabilities of €1,255.3 billion and total shareholders' equity of €56.7 billion, in each case on the basis of IFRS as issued by the IASB.

As of June 30, 2021, our share capital amounted to €5,290,939,215.36 consisting of 2,066,773,131 ordinary shares of no par value, of which 2,063,733,303 were outstanding. The shares are fully paid up and in registered form. The shares are listed for trading and official quotation on all the German stock exchanges and are listed on the New York Stock Exchange.

Please refer to our 2020 Form 20-F and the other documents incorporated by reference herein for additional information and financial statements relating to us.

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS

Deutsche Bank AG is a German stock corporation (*Aktiengesellschaft* or *AG*), and its registered office and most of its assets are located outside of the United States. In addition, most of the members of our Management Board (*Vorstand*), our Supervisory Board (*Aufsichtsrat*), our senior management and the experts named herein are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against us or the members of our Management Board, Supervisory Board, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Management Board, Supervisory Board, our senior management and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our Management Board, Supervisory Board, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

CAPITALIZATION & INDEBTEDNESS

The Capitalization Table of Deutsche Bank AG as of June 30, 2021 included as Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on July 28, 2021 is hereby incorporated by reference.

USE OF PROCEEDS

We will use the net proceeds from the sale of the securities we offer by this prospectus for general corporate purposes, in connection with hedging our obligations under the securities, or for any other purposes described in the applicable prospectus supplement. General corporate purposes may include additions to working capital, investments in or extensions of credit to our subsidiaries and the repayment of indebtedness.

DESCRIPTION OF ORDINARY SHARES

For a summary of the material terms of our Articles of Association and applicable German corporate law in effect as of the date of this prospectus regarding our ordinary shares and the holders thereof, please refer to "Item 10: Additional Information—Memorandum and Articles of Association" in our 2020 Form 20-F. Our Articles of Association were most recently approved at the annual shareholders' meeting held on May 27, 2021, and have been registered in the Commercial Register in Frankfurt am Main. This summary may not contain all of the information that is important to you. You should read the Articles of Association, which are included as an exhibit to the registration statement of which this prospectus forms a part, to understand them fully.

Share Capital and Shares

As of June 30, 2021, our share capital amounted to €5,290,939,215.36 consisting of 2,066,773,131 no par value ordinary registered shares, each representing a notional par value of €2.56 in our share capital and carrying full dividend rights as from January 1, 2021. Thereof 3,039,828 ordinary shares, representing €7,781,959.68 of our share capital, were held by or on behalf of the Bank or one of its subsidiaries. All issued ordinary shares are fully paid up. Below is a reconciliation of the number of ordinary shares outstanding at the beginning of the year and as of June 30, 2021:

Number of ordinary shares	Total share capital issued and fully paid	Treasury shares (Shares held by or on behalf of the Bank or one of its subsidiaries)	Outstanding
Ordinary shares outstanding as of December 31, 2020	2,066,773,131	(1,346,166)	2,065,426,965
Capital increase	—	—	—
Ordinary shares issued under share-based compensation plans	—	27,006,338	27,006,338
Ordinary shares purchased for treasury	—	(28,700,000)	(28,700,000)
Ordinary shares sold or distributed from treasury	—	—	—
Ordinary shares outstanding as of June 30, 2021	2,066,773,131	(3,039,828)	2,063,733,303

According to our Articles of Association, all ordinary shares are issued in the form of registered shares. Shareholders are required to notify the Bank for registration in the share register and provide, in particular, where natural persons are concerned, their name, their address as well as their date of birth or, where legal persons are concerned, their registered name, their business address and their registered domicile, and in all cases the number of shares they hold. The entry in the Bank's share register constitutes a prerequisite for attending and exercising voting rights at the shareholders' meeting.

Stock Exchange Listing

Our shares have been admitted to the regulated market (*Regulierter Markt*) and the sub-segment of the regulated market with additional obligations arising from admission (Prime Standard) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) as well as to the regulated market of the six other German stock exchanges (Berlin, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart). In addition, our shares are listed on the New York Stock Exchange.

Transferability of Shares

The transferability of our ordinary shares is not restricted by law or our Articles of Association.

Development of the Share Capital Since 2017

As of December 31, 2020, our share capital amounted to €5,290,939,215.36 and was divided into 2,066,773,131 ordinary registered shares with no par value. There have been no material developments in our share capital since December 31, 2017. For further information about our share capital (including a reconciliation of the number of ordinary shares outstanding at the beginning and end of each of 2020 and 2019), see note 32 to the consolidated financial statements in our 2020 Form 20-F.

Authorized Capital.

Our share capital may be increased by issuing new shares out of authorized capital against cash payments. Our authorized but unissued capital as of the date of this prospectus amounts to €2,560,000,000. By resolution of our annual shareholders' meeting dated May 27, 2021:

- the Management Board is authorized to increase our share capital on or before April 30, 2026, once or more than once, by up to a total of €512,00,000 through the issue of new shares against cash payments. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by us and our affiliates pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the shares issued in accordance with Section 186(3) sentence 4 of the German Stock Corporation Act (*Aktiengesetz*) do not exceed in total 10 % of the share capital at the time the authorization becomes effective or—if the value is lower—at the time the authorization is utilized. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board's approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).

- the Management Board is authorized to increase our share capital on or before April 30, 2026, once or more than once, by up to a total of €2,048,000,000 through the issue of new shares against cash payments. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by us and our affiliates pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board's approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).

Conditional Capital.

Our conditional but unissued capital as of the date of this prospectus amounts to €563,200,000, divided as follows:

- By resolution of our annual shareholders' meeting dated May 18, 2017, our share capital is conditionally increased by up to €512,000,000 through the issue of up to 200,000,000 new shares. This conditional capital increase will serve to grant rights to holders of participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds issued on or before April 30, 2022 in accordance with the authorization summarized in the following paragraphs, by us or by one of our affiliates. The new shares are to be issued at the option and/or conversion prices calculated in each case in accordance with the authorization dated May 18, 2017. The conditional capital increase can only be carried out to the extent to which these rights are exercised or holders with an obligation to convert fulfill their conversion obligations. The new shares will be entitled to a dividend from the beginning of the financial year in which they are

created by exercise of option rights and/or conversion rights or by the fulfillment of conversion obligations. The Management Board will be authorized to determine further details concerning the execution of the conditional capital increase.

- In the context of the new conditional capital, on May 18, 2017 the annual shareholders' meeting authorized the Management Board to issue bearer or registered participatory notes, once or more than once, on or before April 30, 2022. The participatory notes must meet the requirements of European law, which calls for capital paid up to grant participatory rights to be attributable to the Bank's additional tier 1 capital. Participatory notes may come with bearer warrants or they can be linked to a conversion right (as well as a conversion obligation) for the bearer. The option and/or conversion rights entitle holders to buy shares of the Bank subject to the conditions of warrant-linked participatory rights and/or convertible participatory rights.

- The Management Board was also authorized to issue, instead of or besides participatory notes, on or before April 30, 2022, once or more than once, other hybrid financial instruments with a perpetual maturity that fulfill the requirements as own funds specified above but that are possibly not classified by law as participatory rights if their issue requires the approval of the annual shareholders' meeting pursuant to Section 221 of the German Stock Corporation Act due, for example, to their dividend-dependent return or other reasons. We refer to these instruments as "**Hybrid Debt Securities**."

- The Management Board was furthermore authorized to issue, instead of or besides participatory notes or Hybrid Debt Securities, on or before April 30, 2022, once or more than once, bonds with warrants and/or convertible bonds with a fixed maturity of at the most 20 years or with a perpetual maturity and to grant option rights to the holders of bonds with warrants and conversion rights (possibly with a conversion obligation) to the holders of convertible bonds, respectively, to subscribe to new shares of the Bank subject to the conditions of bonds with warrants and of convertible bonds. The instruments issued pursuant to this paragraph do not have to fulfill the statutory requirements to qualify as additional tier 1 capital.

- The total nominal amount of all participatory notes, Hybrid Debt Securities, bonds with warrants and convertible bonds to be issued under this authorization may not exceed a total value of €12 billion. Option rights and/or conversion rights may only be issued in respect of shares of the Bank with a proportionate amount of share capital of up to a nominal sum of €512,000,000.

- By resolution of our annual shareholders' meeting dated May 18, 2017, our share capital is conditionally increased by up to €51,200,000 through the issue of up to 20,000,000 new shares. The conditional capital increase serves solely to fulfill options that are awarded on or before April 30, 2022, on the basis of the authorization of the annual shareholders' meeting on May 18, 2017. The conditional capital increase will only be carried out to the extent that the holders of the issued options make sue of their right to receive our share and we do not award our shares in treasury to fulfill the options. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of the options.

Authorization to Acquire Own Shares.

As of June 30, 2021, we held 3,039,828 of our own shares.

Authorization pursuant to Section 71(1) no. 8 of the German Stock Corporation Act.

On May 27, 2021 our annual shareholders' meeting resolved to authorize the Management Board, pursuant to Section 71(1) no. 8 of the German Stock Corporation Act, to acquire own shares.

We are authorized pursuant to Section 71(1) no. 8 of the German Stock Corporation Act to buy, on or before April 30, 2026, own shares of the Bank in a total volume of up to 10% of our share capital at the time the resolution is taken or—if the value is lower—of our share capital at the time this authorization is exercised. Together with the own shares we acquired for trading purposes and/or for other reasons and which are from time to time in our possession or attributable to us pursuant to Sections 71ff. of the German Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of our respectively applicable share capital. The own

shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of our share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of our share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. We may provide for a preferred acceptance of small quantities of up to 50 of our shares offered for purchase per shareholder.

The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71(1) no. 8 of the German Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board is also authorized to dispose of the purchased shares against contribution in kind with the exclusion of shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets that serve to advance the company's business operations. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by us and our affiliates pre-emptive rights to the shares to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized, with the exclusion of shareholders' pre-emptive rights, to use shares purchased on the basis of authorizations pursuant to Section 71(1) no. 8 of the German Stock Corporation Act to issue staff shares to our and our affiliates' employees and retired employees or to use them to service option rights on our shares and/or rights or duties to purchase our shares granted to our and our affiliates' employees or members of executive or non-executive management bodies.

Furthermore, the Management Board is authorized, with the exclusion of shareholders' pre-emptive rights, to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of our shares on the stock exchange at the time of sale. This authorization may only be used to the extent it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of our share capital at the time this authorization becomes effective or—if the amount is lower—at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of Section 186(3) sentence 4 of the German Stock Corporation Act, are to be included in the maximum limit of 10% of our share capital. Shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights are also to be included to the extent these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of Section 186(3) sentence 4 of the German Stock Corporation Act.

The Management Board may cancel shares acquired on the basis of this or a preceding authorization without any further resolution of the shareholders' meeting.

Authorization pursuant to Section 71(1) no. 7 of the German Stock Corporation Act.

On May 27, 2021 our annual shareholders' meeting resolved to authorize the Management Board, pursuant to Section 71(1) no. 7 of the German Stock Corporation Act, to acquire own shares for trading purposes.

We are authorized pursuant to Section 71(1) no. 7 of the German Stock Corporation Act to buy and sell, for the purposes of securities trading, on or before April 30, 2026, own shares of the Bank, at prices which do not exceed or fall short by more than 10% of the average of the Bank's share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5% of our share capital.

Dividends and Paying Agents

For more information on our dividend policy and legal basis for dividends under German law, see our 2020 Form 20-F "Item 8: Financial Information—Dividend Policy."

Shareholders registered with our New York transfer agent will be entitled to elect whether to receive dividend payments in euros or U.S. dollars. For those shareholders, unless instructed otherwise, we will convert all cash dividends and other cash distributions with respect to ordinary shares into U.S. dollars prior to payment to the shareholder. The amount distributed will be reduced by any amounts we or our New York transfer agent are required to withhold for taxes or other governmental charges. If our New York transfer agent determines, following consultation with us, that in its judgment any foreign currency it receives is not convertible or distributable, our New York transfer agent may distribute the foreign currency (or a document evidencing the right to receive such currency) or, in its discretion, hold the foreign currency for the account of the shareholder to receive the same.

If any of our distributions consists of a dividend of our shares, Link Market Services GmbH, our registrar and transfer agent for our ordinary shares, and our New York transfer agent (with respect to shares individually certificated) or the custodian bank with which shareholders have deposited their shares (with respect to shares in global form) will distribute the shares to the shareholders in proportion to their existing shareholdings. Rather than distribute fractional shares, Link Market Services GmbH, our New York transfer agent or the custodian bank will sell all such fractional shares and distribute the net proceeds to shareholders.

Link Market Services GmbH and our New York transfer agent (with respect to shares individually certificated) or the custodian bank with which shareholders have deposited their shares (with respect to shares in global form) will also distribute all distributions (other than cash, our shares or rights) to shareholders in proportion to their shareholdings. In the event that Link Market Services GmbH, our New York transfer agent or the custodian bank determine that the distribution cannot be made proportionately among shareholders or that it is impossible to make the distribution, they may adopt any method that they consider fair and practicable to effect the distribution. Such methods may include the public or private sale of all or a portion of the securities or property and the distribution of the proceeds. Link Market Services GmbH, our New York transfer agent or the custodian bank must consult with us before adopting any alternative method of distribution.

Depending on whether shares are individually certificated or in global form, we, Link Market Services GmbH, our New York transfer agent or the custodian bank with which shareholders have deposited their shares will determine whether or not any distribution (including cash, shares, rights or property) is subject to tax or governmental charges. In the case of a cash distribution, we may use all or part of the cash to pay any such tax or governmental charge. In the case of other distributions, we, Link Market Services GmbH, our New York transfer agent or the custodian bank may dispose of all or part of the property to be distributed by public or private sale, in order to pay the tax or governmental charge. In all cases, shareholders will receive any net proceeds of any sale or the balance of the cash or property after the deduction for taxes or governmental charges in proportion to their shareholdings.

Additional Capital

For a description of our authorized but unissued capital, conditional capital and share-based compensation plans, please see "Development of the Share Capital since 2017—Authorized Capital" and "Development of the Share Capital since 2017—Conditional Capital" above, and note 32 to the consolidated financial statements in our 2020 Form 20-F. For a description of our share-based compensation plans, please see note 33 to the consolidated financial statements in our 2020 Form 20-F.

Stock Options

As of the date of this prospectus there were no persons to whom our capital is under option or agreed conditionally or unconditionally to be put under option.

DESCRIPTION OF TRADABLE SUBSCRIPTION RIGHTS TO SUBSCRIBE FOR ORDINARY SHARES

We may offer tradable statutory subscription rights to subscribe for ordinary shares of Deutsche Bank Aktiengesellschaft. The applicable prospectus supplement will describe the specific terms of any such subscription rights offering, including, as applicable:

- the title of the subscription rights;

- the exercise price for the subscription rights;

- the aggregate number of subscription rights issued;

- a discussion of the material U.S. federal, German or other income tax considerations, as well as considerations under the U.S. Employee Retirement Income Security Act of 1974, or "ERISA," applicable to the issuance of ordinary shares together with statutory subscription rights or exercise of the subscription rights;

- any other terms of the subscription rights, including terms, procedures and limitations relating to the exercise of the subscription rights;

- the terms of the ordinary shares corresponding to the subscription rights;

- information regarding the trading of subscription rights, including the stock exchanges, if any, on which the subscription rights will be tradeable;

- the record date, if any, to determine who is entitled to the subscription rights and the ex-rights date;

- the date on which the rights to exercise the subscription rights will commence, and the date on which the rights will expire;

- the extent to which the offering includes a contractual over-subscription privilege with respect to unsubscribed securities; and

- the material terms of any standby underwriting arrangement we enter into in connection with the offering.

Each subscription right will entitle its holder to subscribe for a number of our ordinary shares at an exercise price described in the prospectus supplement. Subscription rights may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void. Upon receipt of payment and, if applicable, the subscription form properly completed and executed at the subscription rights agent's office or another office indicated in the prospectus supplement, we will, as soon as practicable, forward our ordinary shares that can be subscribed for with that exercise. The prospectus supplement may offer more details on how to exercise the subscription rights. If we determine to make appropriate arrangements for rights trading, persons other than our shareholders can acquire rights as described in the prospectus supplement. In the event subscription rights are offered only to our shareholders and their rights remain unexercised, we may determine to offer the unsubscribed offered securities to persons other than our shareholders. In addition, we may enter into a standby underwriting arrangement with one or more underwriters under which the underwriter or underwriters, as the case may be, will purchase any offered securities remaining unsubscribed for after the offering, as described in the prospectus supplement.

DESCRIPTION OF CAPITAL SECURITIES

This section describes the general terms that will apply to any capital securities that may be offered pursuant to this prospectus by Deutsche Bank AG, acting through its head office or through one of its branches. The specific terms of the capital securities we are offering, and the extent to which the general terms described in this section apply to those securities, will be described in one or more related prospectus supplements at the time of the offer.

General

As used in this prospectus, the term "**capital securities**" means the subordinated capital securities that Deutsche Bank AG issues, acting through its head office or through one of its branches, and that the trustee authenticates and delivers under the capital securities indenture.

We may issue capital securities, acting through our head office or through one of our branches. Deutsche Bank AG as a whole is responsible for the obligations of its branches. Where, however, Deutsche Bank AG is delayed in performing or is unable, whether in whole or in part, to perform the obligations of the branch that issued any capital securities through such branch due to any law, requirement or any other act of state or of any authority in the jurisdiction of such branch, investors may be unable to seek performance of such obligations through any of Deutsche Bank's other branches or offices (including its head office).

The Capital Securities Indenture

The capital securities offered pursuant to this prospectus will be issued in one or more series under, and will be governed by, the base capital securities indenture, dated August 3, 2021 among us, as issuer, The Bank of New York Mellon, London Branch, One Canada Square, London, E14 5AL, United Kingdom, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, calculation agent, transfer agent and registrar and authenticating agent, as may be amended and supplemented from time to time.

The capital securities indenture is qualified under the Trust Indenture Act. Under the provisions of the Trust Indenture Act, if the same institution acts as trustee under the capital securities indenture and also as trustee under any other indenture under which securities of ours are issued, upon a default in any series of securities issued under either indenture, the trustee may be deemed to have a conflicting interest and may be required to resign and a successor trustee will be appointed. As of the date of this prospectus, The Bank of New York Mellon acts both as trustee under the capital securities indenture and as trustee under indentures relating to our eligible liabilities senior debt securities and our trust preferred securities.

In this sub-section, we refer to the trustee under the capital securities indenture, including any successor trustee, as the "**trustee**" with respect to that indenture and the capital securities issued under it. We refer to the capital securities indenture, as it may be supplemented from time to time, as the "**capital securities indenture**."

We have summarized below the material provisions of the capital securities indenture and the capital securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries and are qualified in their entirety by the capital securities indenture. The terms of the capital securities indenture will include both those stated in the capital securities indenture and those made part of the capital securities indenture by the Trust Indenture Act. The capital securities indenture and the supplements thereto (including the form of second supplemental capital securities indenture) are included as exhibits to the registration statement of which this prospectus forms a part, and you should read the capital securities indenture for provisions that may be important to you.

We May Issue Different Series of Capital Securities

The capital securities indenture does not limit the amount of capital securities that may be issued. We may issue capital securities from time to time in one or more distinct series, at a price of 100% of their principal amount or at a premium or a discount. This section summarizes terms of the capital securities that apply generally to all series. The provisions of the capital securities indenture allow us not only to issue capital securities with terms different from those of capital securities previously issued under the capital securities indenture, but also to "reopen" a previously issued series of capital securities and issue additional capital securities of that series. The capital securities will not be

secured by any property or assets of Deutsche Bank AG. We will describe many of the specific terms of the applicable series in the applicable prospectus supplement.

Ranking; Status

The capital securities (and, in the case of capital securities in bearer form, any coupons to these securities) will constitute our unsecured and subordinated obligations, ranking *pari passu* among themselves and *pari passu* with all of our other equally subordinated obligations . If Resolution Measures are imposed on us, or in the event of our dissolution, liquidation, insolvency or composition, or if other proceedings are opened for the avoidance of insolvency of, or against, us, the obligations under the capital securities will be fully subordinated to:

(i) the claims of our unsubordinated creditors pursuant to applicable law, including claims against us under our unsecured and unsubordinated non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (*Kreditwesengesetz*) (including those that are subject to Section 46f(9) of the German Banking Act) or any successor provision,

(ii) the claims specified in Section 39(1) nos. 1 to 5 of the German Insolvency Code (*Insolvenzordnung*) or any successor provision,

(iii) our contractually subordinated obligations within the meaning of Section 39(2) of the German Insolvency Code (or any successor provision) which do not qualify as Own Funds Instruments (within the meaning of the CRR) at the time Resolution Measures are imposed on us or in the event of our dissolution, liquidation, insolvency, composition or other proceedings for the avoidance of insolvency of, or against us,

(iv) our other contractually subordinated obligations within the meaning of Section 46f(7a) sentence 3 of the German Banking Act (or any successor provision thereto), and

(v) the claims under our tier 2 instruments (within the meaning of Article 63 of the CRR).

We refer to such claims and obligations in (i) - (v) as the "**Priority Claims**".

If the Capital Securities are deemed not to have qualified as additional tier 1 instruments (within the meaning of the CRR) or other Own Funds Instruments or at any time cease to so qualify, the obligations under the Capital Securities will, pursuant to Section 46f(7a) sentence 3 of the German Banking Act, rank senior to all obligations under Own Funds Instruments. Subject to the foregoing, we may satisfy our obligations under the capital securities also from our other distributable assets (*freies Vermögen*).

"**CRR**" means Regulation (EU) No 575/2013 of the European Parliament and the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (including any provisions of regulatory law supplementing this Regulation); to the extent that any provisions of the CRR are amended or replaced, the term CRR as used in the capital securities indenture and the capital securities also refer to such amended provisions or successor provisions.

Our payment obligations under the capital securities will rank *pari passu* with the claims against us under our other instruments issued as additional tier 1 capital within the meaning of the CRR and listed in the applicable prospectus supplement.

Resolution Measures

By acquiring any capital securities, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority. As a result, you would have no claim or other right against us arising out of any Resolution Measure. In addition, by your acquisition of capital securities, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee for the capital securities and the paying agent, calculation agent, transfer agent and registrar and authenticating agent (which we refer to as the "**capital securities agents**" herein) for, agree not to initiate a suit against such trustee or the capital securities agents in respect of, and agree that such trustee and the capital securities agents will not be liable for, any action that such trustee or the capital securities agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the capital securities. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. For more information, please see the sections "Resolution Measures" and "Risk Factors" in this prospectus.

Qualification as Regulatory Capital

We may issue capital securities that have terms that enable them to qualify as our additional tier 1 capital, as defined and provided for in the bank regulatory capital provisions to which we are subject.

We will include in prospectus supplements descriptions of the terms of any capital securities that we intend to qualify for inclusion in our regulatory capital.

Subordination of Capital Securities

The discussion of subordination in this section applies to each of the capital securities issued by Deutsche Bank AG under the capital securities indenture, acting through its head office or through one of its branches.

The capital securities will constitute our unsecured and subordinated obligations, ranking *pari passu* among themselves and *pari passu* with all of our other equally subordinated obligations. Our payment obligations under the capital securities will rank *pari passu* with the claims against us under our other instruments issued as additional tier 1 capital within the meaning of the CRR and listed in the applicable prospectus supplement.

The capital securities indenture provides that:

- if Resolution Measures are imposed on us, or in the event of our dissolution, liquidation, insolvency or composition, or if other proceedings are opened for the avoidance of insolvency of, or against, us, the obligations under the capital securities will be fully subordinated to the **Priority Claims**. In any such event, no amounts will be payable in respect of the capital securities until the Priority Claims have been satisfied in full;

- the claims of a holder of capital securities may not be set off against any of our claims;

- no collateral or guarantee will be provided at any time to secure claims of the holders of the capital securities, and any collateral or guarantee already provided or granted in the future in connection with our other liabilities may not be used for claims under the capital securities.

- no subsequent agreement may limit the subordination provisions applicable to any series of capital securities or shorten the term of any series of capital securities or any applicable notice period;

- any redemption of capital securities of any series (other than at their final maturity, if any capital security by its terms provides for a final maturity) will be subject to the prior approval of our competent supervisory authority and compliance with any applicable capital regulations (in particular, the CRR), other regulations or policies of the competent supervisory authority, and no redemption shall occur before the fifth anniversary of the date of issuance, unless the conditions set out in Article 78(4) of the CRR have been satisfied, compliance with any other regulatory requirements and the terms of the capital securities; the holders of the capital securities shall have no right of redemption whatsoever; and

- if the capital securities are redeemed or repurchased otherwise than in accordance with their terms, then the amounts paid must be returned to us irrespective of any agreement to the contrary; and prior to the payment of any redemption amount in respect of any series of capital securities, the terms of any series of capital securities may provide for a redemption notice to be rescinded (including with automatic effect) upon the occurrence of certain events (including the imposition of Regulatory Measures) relating to our solvency or regulatory capital ratios.

If we fail to make payment of principal of, interest on, or other amounts owing under any series of capital securities at such time as such payment is requested to be made pursuant to the terms of such series of capital securities, which we refer to as a "**Non-Payment Event**," and such Non-Payment Event is continuing, the trustee and the holders of capital securities could take action against us, but they may not accelerate the maturity of the capital securities and would not receive any money until the claims of the Priority Claims have been fully satisfied. Furthermore, if we become subject to German insolvency proceedings, the trustee and the holders of our capital securities will have no right to file a claim against us unless the competent insolvency court allows the filing of subordinated claims.

Payments on the Capital Securities

Denomination and Currency. The capital securities may be denominated and payable in U.S. dollars or other currencies.

Fixed Rate and Floating Rate Capital Securities. Capital securities may bear interest at a fixed rate or a floating rate, which, in either case, may be zero, or at a rate that varies during the lifetime of the capital securities.

Cancellation of Interest Payments. We may issue capital securities from time to time with provisions for the cancellation of any interest payment at our discretion or under other circumstances.

Limitations on Payments of Principal or Interest. We may issue capital securities from time to time with limitations on our ability to pay principal or interest in respect of such capital securities, including circumstances in which we may be prohibited from making such payments.

Write-downs of Principal. We may issue capital securities from time to time with provisions for write-downs in the principal amount of such capital securities.

Contingent Convertible Capital Securities. We may issue capital securities from time to time that may or will be converted at our option or otherwise into ordinary shares or other securities of ours.

We may issue capital securities that are exchangeable, either mandatorily or at our or the holder's option, into securities of ours or the cash value of such securities.

Terms Specified in Prospectus Supplement

The prospectus supplement will contain, where applicable, the following terms of and other information relating to any of the capital securities we are offering:

- whether the capital securities will be issued by Deutsche Bank AG, acting through its head office or through one of its branches;

- the specific designation;

- whether the capital securities qualify for regulatory capital treatment as additional tier 1 capital (within the meaning of the regulatory capital adequacy requirements to which we are subject) or otherwise;

- the ranking of the capital securities relative to our other outstanding securities, including to what extent they may rank junior in right of payment to other of our obligations or in any other manner;

- the aggregate principal amount, purchase price and denomination;

- the currency in which the capital securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

- whether the capital securities have a scheduled maturity, and if so, the date of maturity (and any provisions relating to extending or shortening the maturity date);

- the interest rate or rates or the method by which the calculation agent (identified in the prospectus supplement) will determine the interest rate or rates, if any, and under what circumstances interest is payable;

- the date from which interest accrues and the interest payment dates, if any;

- provisions, if any, for the cancellation of all or any portion of any interest payment at our discretion or under other circumstances;

- limitations, if any, on our ability to pay principal or interest in respect of the capital securities, including situations in which we may be prohibited from making such payments;

- provisions, if any, for write-downs (and related write-ups, if any) in the principal amount of the capital securities and the effect, if any, of such write-downs (and related write-ups, if any) on interest payable on such capital securities;

- the place or places for payment of the principal of and any premium, if any, and/or interest, if any, on the capital securities;

- any repayment, redemption or prepayment provisions, including any redemption notice provisions;

- any terms on which the capital securities may or will be converted at our option or otherwise into ordinary shares or other securities of ours, which we refer to as "**Conversion Securities**," and, if so, the nature and terms of the Conversion Securities into which such capital securities are convertible and any additional or other provisions relating to such conversion, including any triggering event that may give rise to such conversion (which may include, but shall not be limited to, certain regulatory capital events) and the terms upon which such conversion should occur;

- whether we may conduct an offer of Conversion Securities after any conversion of the capital securities in order to deliver cash proceeds to holders of capital securities in lieu of the Conversion Securities and the terms upon which any such offer should occur;

- any terms relating to the adjustment of the Conversion Securities into which the capital securities may be converted;

- whether we will issue the capital securities in registered form or bearer form or both and, if we are offering capital securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those capital securities in bearer form;

- whether we will issue the capital securities in global (*i.e.*, book-entry) or definitive (*i.e.*, certificated) form and under what terms and conditions;

- the terms on which holders of the capital securities may convert or exchange them into or for one or more securities of ours or the cash value of such securities; the terms on which conversion or exchange may occur, including whether exchange is mandatory, at the option of the holder or at our option; the period during which exchange may occur; the initial exchange price or rate; and the circumstances or manner in which the amount of securities deliverable upon exchange, or the cash value thereof, may be adjusted;

- information as to the methods for determining the amount of principal, premium, if any, and/or interest payable on any date;

- the identity of any agents for the capital securities, including the trustee, depositaries, authenticating or paying agents, transfer agents, registrars, determination or other agents;

- the proposed listing, if any, of the capital securities on any securities exchange;

- whether the capital securities are to be sold separately or with other securities as part of units; and

- any other specific terms of the capital securities and any terms required by or advisable under applicable laws or regulations.

The prospectus supplement relating to any series of capital securities may also include, if applicable, a discussion of certain U.S. federal income tax considerations, certain German income tax consequences, certain income tax consequences due to the jurisdiction of any relevant issuing branch and certain considerations under ERISA, in each case in relation to an investment in the capital securities.

Registration and Transfer of Capital Securities

Holders may present capital securities for exchange and transfer (except bearer securities) in the manner, at the places and subject to the restrictions stated in the capital securities and described in the applicable prospectus supplement. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations or requirements provided in the capital securities indenture (or any supplemental indenture thereto) or issuer order under which that series of capital securities is issued.

Holders may transfer capital securities in bearer form and/or the related coupons, if any, by delivery to the transferee.

If any of the capital securities are held in global form, the procedures for transfer of interests in those capital securities will depend upon the procedures of the depositary for those global securities. See "Forms of Securities."

Impact of Significant Corporate Actions and Other Developments

Under German law, a surviving corporation in a merger or consolidation generally assumes the obligations of its predecessors. There are, however, no covenants in the capital securities indenture or other provisions designed to protect holders of capital securities against a reduction in our creditworthiness that would afford holders of capital securities additional protection in the event of a recapitalization transaction, a change of control of the Bank, a merger or consolidation, a sale, lease or conveyance of all or substantially all of our assets or a highly leveraged transaction or any other transaction that might adversely affect holders of capital securities.

It may be that we will depend increasingly upon the earnings and cash flow of our subsidiaries to meet our obligations under the capital securities. Since the creditors of any of our subsidiaries would generally have a right to receive payment that is superior to our right to receive payment from the assets of that subsidiary, holders of capital securities will be effectively subordinated to creditors of our subsidiaries. In addition, there are various regulatory requirements applicable to some of our subsidiaries that limit their ability to pay dividends and make loans and advances to us.

No Defaults or Events of Default

In accordance with German law, there are no defaults or events of default under the capital securities indenture with respect to any series of the capital securities and, if German insolvency proceedings are opened with respect to us, holders of our subordinated debt securities will have no right to file a claim against us unless the competent insolvency court allows the filing of subordinated claims.

No Acceleration of Capital Securities. The capital securities indenture provides that there is no right of acceleration in the case of any non-payment of principal of, interest on or other amounts owing under any series of capital securities or a failure by us to perform any other covenant under the capital securities or under the capital securities indenture. Under no circumstances may the holders or the trustee declare the principal amount of any series of the capital securities and interest accrued thereon to be due and payable.

No Negative Pledge. The capital securities indenture contains no restrictions preventing us from incurring additional debt or from securing any of our debt by a pledge, lien or other encumbrance on any of our assets.

Indemnification of Trustee for Actions Taken on Your Behalf. The capital securities indenture provides that the trustee will not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of capital securities issued under the capital securities indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. In addition, the capital securities indenture contains a provision entitling the trustee, subject to the duty of the trustee to act with the required standard of care during a Non-Payment Event, to be indemnified by the holders of capital securities issued under the capital securities indenture before proceeding to exercise any right or power at the request of holders. Subject to these provisions and some other limitations, the holders of a majority in aggregate principal amount of each affected series of outstanding capital securities, voting as one class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Limitation on Actions by You as an Individual Holder. The capital securities indenture provides that no individual holder of capital securities may institute any action against us under the capital securities indenture, except (to the extent required by the Trust Indenture Act and subject to the subordination and other provisions of any capital securities) actions to receive payment of the principal of and interest on capital securities on or after the respective due dates expressly provided for pursuant to the terms of such capital securities, unless the following actions have occurred:

- the holder must have previously given written notice to the trustee of the continuing Non-Payment Event;

- the holders of not less than a majority in aggregate principal amount of the outstanding capital securities of each affected series, treated as one class, must have (1) requested the trustee to institute that action and (2) offered the trustee reasonable indemnity;

- the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

- the holders of a majority in aggregate principal amount of the outstanding capital securities of each affected series, treated as one class, must not have given directions to the trustee inconsistent with those of the holders referred to above.

As may be further specified in the terms of the particular series of capital securities, distributions on capital securities may be paid only out of certain distributable items, and we may retain full discretion at all times to cancel distributions on capital securities qualifying as additional tier 1 capital for an unlimited period and on a non-cumulative basis, in particular if ordered by our competent authority to

not make any such distributions. In addition, depending on the terms of the series of capital securities, the principal of a capital security may be written down automatically or, by order of a competent supervisory authority, the capital securities may be converted, if a minimum regulatory capital threshold is triggered. In such cases, a holder of the capital securities would not be able to bring an action. Additionally, the provisions governing the capital securities will not give the holder the right to accelerate future scheduled payments of interest or principal.

The capital securities indenture contains a covenant that we will file annually with the trustee a certificate specifying any instance of non-compliance in the performance of any covenants or conditions contained in the capital securities indenture, or a certificate specifying any instance of non-compliance that exists.

Discharge

We may only discharge all of our obligations under the capital securities indenture, other than as to transfers and exchanges, after we have:

- paid or caused to be paid the principal of and any interest or premium, if any, on all of the outstanding capital securities issued thereunder in accordance with their terms; or

- delivered to the trustee for cancellation all of the outstanding capital securities issued thereunder.

Modification of the Capital Securities Indenture

Modification without Consent of Holders. We and the trustee may enter into supplemental indentures without the consent of the holders of capital securities issued under the indentures to:

- evidence the assumption by a successor corporation of our obligations;

- add covenants for the protection of the holders of capital securities;

- cure any ambiguity or correct any inconsistency or manifest error;

- establish the forms or terms of capital securities of any series;

- evidence the acceptance of appointment by a successor trustee; or

- to give effect to any variation to the terms of the capital securities as a result of the imposition of any Resolution Measure.

Any such modification will be subject to the prior consent of our competent supervisory or resolution authority, as applicable, and as permitted by relevant laws and regulations.

Modification Requiring Consent of Each Holder. We and the trustee may not make any of the following changes to any outstanding capital security without the consent of each holder that would be affected by such change:

- if any capital security by its terms provides for a final maturity, change the final maturity thereof;

- reduce the principal amount of such capital security in any manner not permitted pursuant to the terms of such capital security;

- reduce the rate or change the time of payment of interest of such capital security in any manner not permitted pursuant to the terms of such capital security;

- reduce any amount payable on redemption;

- change the currency in which the principal, premium, or interest thereon is payable;

- modify or amend the provisions for conversion of any currency into another currency;

- alter the terms on which holders of the capital securities may convert or exchange capital securities for other securities of the Bank or of other entities or for other property or the cash value of thereof, other than in accordance with the antidilution provisions or other similar adjustment provisions included in the terms of the capital securities;

- alter certain provisions of the capital securities indenture relating to capital securities not denominated in U.S. dollars;

- modify the provisions of the capital securities indenture with respect to the subordination of the capital securities in a manner adverse to the holders;

- reduce the percentage of capital securities the consent of whose holders is required for modification of the capital securities indenture; or

- to the extent required by the Trust Indenture Act and subject to the subordination and other provisions of any capital securities, impair the right of any holder to institute actions to receive payment of the principal of and interest on capital securities on or after the respective due dates expressly provided for pursuant to the terms of such capital securities.

Any such change will be subject to the prior consent of our competent supervisory authority, if required under the CRR or other applicable laws and regulations for the recognition of the capital securities as additional tier 1 capital.

Modification with Consent of Holders of a Majority. We and the trustee may make any other change to the capital securities indenture and to the rights of the holders of the capital securities issued thereunder, if we obtain the consent of the holders of not less than a majority in aggregate principal amount of all affected series of outstanding capital securities issued thereunder, voting as one class. Any such change will be subject to the prior consent of our competent supervisory authority, if required under the CRR or other applicable laws and regulations for the recognition of the capital securities as additional tier 1 capital.

Concerning Our Relationship with the Trustee

We and our subsidiaries maintain ordinary banking relationships and custodial facilities with the trustee and affiliates of the trustee.

Governing Law

The capital securities indenture is, and the capital securities will be, governed by and construed in accordance with the laws of the State of New York, other than with respect to the provisions relating to the ranking of the capital securities and their status, which provisions will be governed by and construed in accordance with German law, including, in relation to such provisions, any determination of whether a Resolution Measure has been imposed on us.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms that will apply to any debt securities – comprising subordinated debt securities, eligible liabilities senior debt securities, senior debt securities and senior debt funding securities – that may be offered pursuant to this prospectus by Deutsche Bank AG, acting through its head office or through one of its branches. The specific terms of the debt securities we are offering, and the extent to which the general terms described in this section apply to those securities, will be described in one or more related prospectus supplements at the time of the offer.

As used in this prospectus, "**debt securities**" means the debentures, notes, bonds and other evidences of indebtedness that Deutsche Bank AG issues, acting through its head office or through one of its branches, and in each case, the relevant trustee authenticates and delivers under the applicable indenture relating to such indebtedness. We refer to any such debt securities that constitute subordinated indebtedness as "**subordinated debt securities**"; we refer to any such debt securities that constitute eligible liabilities senior indebtedness as "**eligible liabilities senior debt securities**"; we refer to any such debt securities that constitute senior indebtedness as "**senior debt securities**"; and we refer to any such debt securities that constitute senior funding indebtedness as "**senior debt funding securities**."

We may issue debt securities, acting through our head office or through one of our branches. Deutsche Bank AG as a whole is responsible for the obligations of its branches. Where, however, Deutsche Bank AG is delayed in performing or is unable, whether in whole or in part, to perform the obligations of the branch that issued any debt securities through such branch due to any law, requirement or any other act of state or of any authority in the jurisdiction of such branch, investors may be unable to seek performance of such obligations through any of Deutsche Bank's other branches or offices (including its head office).

Subordinated Debt Securities

The Subordinated Indenture

We may issue subordinated debt securities, acting through our head office or through one of our branches. The subordinated debt securities offered pursuant to this prospectus will be issued in one or more series under, and will be governed by, a subordinated indenture, dated August 3, 2021, among us, as issuer, Wilmington Trust, National Association, 1100 North Market Street, Wilmington, Delaware 19890, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, transfer agent and registrar and authenticating agent, as may be amended and supplemented from time to time.

The subordinated indenture is qualified under the Trust Indenture Act. Under the provisions of the Trust Indenture Act, if the same institution acts as trustee under the subordinated indenture and also as trustee under any other indenture under which securities of ours are issued, upon a default in any series of securities issued under either indenture, the trustee may be deemed to have a conflicting interest and may be required to resign and a successor trustee will be appointed.

In this sub-section "Description of Debt Securities—Subordinated Debt Securities," we refer to the trustee under the subordinated indenture, including any successor trustee, as the "**trustee**" with respect to that indenture and the subordinated debt securities issued under it. We refer to the subordinated indenture, as it may be supplemented from time to time, as the "**subordinated indenture**."

We have summarized below the material provisions of the subordinated indenture and the subordinated debt securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries and are qualified in their entirety by the subordinated indenture. The terms of the subordinated indenture will include both those stated in that indenture and those made part of that indenture by the Trust Indenture Act. The subordinated indenture is included as an exhibit to the registration statement of which this prospectus forms a part, and you should read the subordinated indenture for provisions that may be important to you.

We May Issue Different Series of Subordinated Debt Securities

The subordinated indenture does not limit the amount of indebtedness that may be issued. We may issue subordinated debt securities from time to time in one or more distinct series, at a price of 100% of their principal amount or at a premium or a discount. This section summarizes terms of the

subordinated debt securities that apply generally to all series. The provisions of the subordinated indenture allow us not only to issue subordinated debt securities with terms different from those of subordinated debt securities previously issued under that indenture, but also to "reopen" a previously issued series of subordinated debt securities and issue additional subordinated debt securities of that series. The subordinated debt securities will not be secured by any property or assets of Deutsche Bank AG. We will describe many of the specific terms of the applicable series in the applicable prospectus supplement.

Ranking; Status

The subordinated debt securities (and, in the case of subordinated debt securities in bearer form, any coupons to these securities) will constitute our unsecured and subordinated obligations, ranking *pari passu* among themselves and, *pari passu* with all of our other equally subordinated obligations. If Resolution Measures are imposed on us, or in the event of our dissolution, liquidation, insolvency or composition, or if other proceedings are opened for the avoidance of insolvency of, or against, us, the obligations under the subordinated debt securities will be fully subordinated to:

(i)   the claims of our unsubordinated creditors pursuant to applicable law, including claims against us under our unsecured and unsubordinated non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (*Kreditwesengesetz*) (including those that are subject to Section 46f(9) of the German Banking Act) or any successor provision,

(ii) the claims specified in Section 39(1) nos. 1 to 5 of the German Insolvency Code (*Insolvenzordnung*) or any successor provision,

(iii) our contractually subordinated obligations within the meaning of Section 39(2) of the German Insolvency Code (or any successor provision) which do not qualify as Own Funds Instruments at the time Resolution Measures are imposed on us or in the event of our dissolution, liquidation, insolvency, composition or other proceedings for the avoidance of insolvency of, or against us, and

(iv) our other contractually subordinated obligations within the meaning of Section 46f(7a) sentence 3 of the German Banking Act (or any successor provision thereto),

We refer to such claims and obligations in (i) - (iv) as the "**Priority Claims**".

The subordinated debt securities will rank equally and *pari passu* with all of our other unsecured and subordinated claims (it being understood that no Priority Claims constitute subordinated claims), except as otherwise provided by applicable law or by the terms of any other indebtedness, and in particular, if such other indebtedness is expressed to rank junior to the subordinated debt securities, then the securities shall rank senior to such junior debt, but junior to the Priority Claims.

Resolution Measures

By acquiring any subordinated debt securities, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority. As a result, you would have no claim or other right against us arising out of any Resolution Measure. In addition, by your acquisition of subordinated debt securities, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee for the subordinated debt securities and the paying agent, the transfer agent and the registrar and authenticating agent (which we refer to as the "**subordinated note agents**" herein) for, agree not to initiate a suit against such trustee or the subordinated note agents in respect of, and agree that such trustee and the subordinated note agents will not be liable for, any action that such trustee or the subordinated note agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the subordinated debt securities. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. For more information, please see the sections "Resolution Measures" and "Risk Factors" in this prospectus.

Qualification as Regulatory Capital

We may issue subordinated debt securities that have terms that enable them to qualify as our tier 2 capital, as defined and provided for in the bank regulatory capital provisions to which we are subject.

We will include in prospectus supplements descriptions of the terms of any subordinated debt securities that we intend to qualify for inclusion in our regulatory capital.

Subordination; No Set-off; No Security; Early Redemption

The discussion of subordination in this section applies to each of the subordinated debt securities issued by Deutsche Bank AG under the subordinated indenture, acting through its head office or through one of its branches.

The subordinated indenture provides that in the event Resolution Measures are imposed on us, or, in the event of our dissolution or liquidation, or insolvency proceedings against us, the subordinated debt securities will be subordinated to the claims of all of our Priority Claims so that in any such event no amounts will be payable under the subordinated debt securities until the claims of all creditors of Priority Claims have been satisfied in full.

Furthermore, the subordinated indenture provides that, if any series of subordinated debt securities is to qualify for regulatory banking purposes as our tier 2 capital:

- the claims of a holder of subordinated debt securities may not be set off against any of our claims;

- no collateral or guarantee will be provided at any time to secure claims of the holders of the subordinated debt securities, and any collateral or guarantee already provided or granted in the future in connection with our other liabilities may not be used for claims under the subordinated debt securities.

- no subsequent agreement may limit the subordination provisions applicable to any series of subordinated debt securities or amend the maturity date or redemption date of any subordinated debt securities to an earlier date or shorten any applicable notice period;

- any redemption of any series of subordinated debt securities prior to their stated maturity will be subject to our receipt of prior written approval of the competent supervisory authority, and will not occur until five years after the date of issuance, except as set out in the subordinated indenture and in compliance with applicable law or regulation; and

- if the subordinated debt securities are redeemed or repurchased otherwise than in accordance with the terms of the subordinated debt securities, then the amounts paid must be returned to us irrespective of any agreement to the contrary.

If we fail to make payment of principal of, interest on, or other amounts owing under any series of subordinated debt securities at such time as such payment is requested to be made pursuant to the terms of such series of subordinated debt securities, which we refer to as a "**Non-Payment Event**," and such Non-Payment Event is continuing, the trustee and the holders of subordinated debt securities could take action against us, but they may not accelerate the maturity of the subordinated debt securities and would not receive any money until the claims of the Priority Claims have been fully satisfied. Furthermore, if we become subject to German insolvency proceedings, the trustee and the holders of our subordinated debt securities will have no right to file a claim against us unless the competent insolvency court allows the filing of subordinated claims.

Payments on the Subordinated Debt Securities

Denomination and Currency. The subordinated debt securities may be denominated and payable in U.S. dollars or other currencies.

Fixed Rate and Floating Rate Subordinated Debt Securities. Subordinated debt securities may bear interest at a fixed rate or a floating rate, which, in either case, may be zero, or at a rate that varies during the lifetime of the subordinated debt securities. Subordinated debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

Linked or Exchangeable Subordinated Debt Securities. We may issue subordinated debt securities from time to time with the principal amount and/or interest payable on any relevant payment date to be determined by reference to the performance, level or value of one or more of the following: other securities issued by us, securities of any entity affiliated or unaffiliated with us, indices, currencies, commodities, interest rates, intangibles, articles, goods or any other property, any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances and/or a basket or baskets of any of these items. Holders of these types of subordinated debt securities will receive payments of principal and/or interest (if any) that are

determined by reference to the applicable underlying instrument or measurement. Such subordinated debt securities may provide either for cash settlement or for physical settlement by delivery of the applicable underlying property or other property of the type listed above. Such subordinated debt securities may also provide that the form of settlement may be determined at our option or at your option.

We may issue subordinated debt securities that are exchangeable, either mandatorily or at our or the holder's option, into securities of ours or entities that are or are not affiliated with us, a basket or baskets of those securities, other property, or any combination of, or the cash value of, such securities or other property.

Terms Specified in Prospectus Supplement

The prospectus supplement will contain, where applicable, the following terms of and other information relating to any of the subordinated debt securities we are offering:

- whether the subordinated debt securities will be issued by Deutsche Bank AG, acting through its head office or through one of its branches;

- the specific designation;

- whether the subordinated debt securities qualify for regulatory capital treatment and if so, the category of capital for which they qualify;

- the ranking of the subordinated debt securities relative to our other outstanding securities, including to what extent they may rank junior in right of payment to other of our obligations or in any other manner;

- the aggregate principal amount, purchase price and denomination;

- the currency in which the subordinated debt securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

- the date of maturity (and any provisions relating to extending or shortening the maturity date);

- the interest rate or rates or the method by which the calculation agent (identified in the prospectus supplement) will determine the interest rate or rates, if any;

- the date from which interest accrues and the interest payment dates, if any;

- the place or places for payment of the principal of and any premium, if any, and/or interest, if any, on the subordinated debt securities;

- any repayment, redemption or prepayment, including any redemption notice provisions;

- whether we will issue the subordinated debt securities in registered form or bearer form or both and, if we are offering subordinated debt securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those subordinated debt securities in bearer form;

- whether we will issue the subordinated debt securities in global (i.e., book-entry) or definitive (i.e., certificated) form and under what terms and conditions;

- whether the subordinated debt securities are convertible or exchangeable securities and the terms on which holders of the subordinated debt securities may exchange them into or for one or more securities of ours or other entities or other property, or the cash value thereof, and the specific terms of and period in which such conversion or exchange may be made;

- if the amount of principal, premium, if any, and/or interest payable on any date may be determined with respect to any currencies, commodities or securities of us or other entities, the basket or baskets of those currencies, commodities or securities, or the index or indices of those currencies, commodities or securities, or interest rates, or intangibles, articles, goods or any other property, or any other financial or economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances, the manner in which such amounts will be determined;

- the identity of any agents for the subordinated debt securities, including the trustee, depositaries, authenticating or paying agents, transfer agents, registrars, determination or other agents;

- the proposed listing, if any, of the subordinated debt securities on any securities exchange;

- whether the subordinated debt securities are to be sold separately or with other securities as part of units; and

- any other specific terms of the subordinated debt securities and any terms required by or advisable under applicable laws or regulations.

The prospectus supplement relating to any series of subordinated debt securities may also include, if applicable, a discussion of certain U.S. federal income tax considerations, certain German income tax consequences, certain income tax consequences due to the jurisdiction of any relevant issuing branch and certain considerations under ERISA, in each case in relation to an investment in the subordinated debt securities.

Registration and Transfer of Subordinated Debt Securities

Holders may present subordinated debt securities for exchange and transfer (except bearer securities) in the manner, at the places and subject to the restrictions stated in the subordinated debt securities and described in the applicable prospectus supplement. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations or requirements provided in the subordinated indenture (or any supplemental indenture thereto) or issuer order under which that series of subordinated debt securities is issued.

Holders may transfer subordinated debt securities in bearer form and/or the related coupons, if any, by delivery to the transferee.

If any of the subordinated debt securities are held in global form, the procedures for transfer of interests in those subordinated debt securities will depend upon the procedures of the depositary for those global securities. See "Forms of Securities."

Impact of Significant Corporate Actions and Other Developments

Under German law, a surviving corporation in a merger or consolidation generally assumes the obligations of its predecessors. There are, however, no covenants in the subordinated indenture or other provisions designed to protect holders of subordinated debt securities against a reduction in our creditworthiness that would afford holders of subordinated debt securities additional protection in the event of a recapitalization transaction, a change of control of the Bank, a merger or consolidation, a sale, lease or conveyance of all or substantially all of our assets or a highly leveraged transaction or any other transaction that might adversely affect holders of subordinated debt securities.

It may be that we will depend increasingly upon the earnings and cash flow of our subsidiaries to meet our obligations under the subordinated debt securities. Since the creditors of any of our subsidiaries would generally have a right to receive payment that is superior to our right to receive payment from the assets of that subsidiary, holders of subordinated debt securities will be effectively subordinated to creditors of our subsidiaries. In addition, there are various regulatory requirements applicable to some of our subsidiaries that limit their ability to pay dividends and make loans and advances to us.

Events of Default

In accordance with German law, there are no defaults or events of default under the subordinated indenture with respect to any series of the subordinated debt securities and, if German insolvency proceedings are opened with respect to us, holders of our subordinated debt securities will have no right to file a claim against us unless the competent insolvency court allows the filing of subordinated claims.

No Acceleration of Subordinated Debt Securities. The subordinated debt securities indenture provides that there is no right of acceleration in the case of any non-payment of principal of, interest on or other amounts owing under any series of subordinated debt securities or a failure by us to perform any other covenant under the subordinated debt securities or under the subordinated indenture. Under no circumstances may the holders or the trustee declare the principal amount of any series of the subordinated debt securities and interest accrued thereon to be due and payable.

No Negative Pledge. The subordinated indenture contains no restrictions preventing us from incurring additional debt or from securing any of our debt by a pledge, lien or other encumbrance on any of our assets.

Indemnification of Trustee for Actions Taken on Your Behalf. The subordinated indenture provides that the trustee will not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of subordinated debt securities issued under the subordinated indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. In addition, the subordinated indenture contains a provision entitling the trustee, subject to the duty of the trustee to act with the required standard of care during a Non-Payment Event, to be indemnified by the holders of subordinated debt securities issued under the subordinated indenture before proceeding to exercise any right or power at the request of holders. Subject to these provisions and some other limitations, the holders of a majority in aggregate principal amount of each affected series of outstanding subordinated debt securities, voting as one class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Limitation on Actions by You as an Individual Holder. The subordinated indenture provides that no individual holder of subordinated debt securities may institute any action against us under the subordinated indenture, except (to the extent required by the Trust Indenture Act and subject to the subordination and other provisions of any subordinated debt securities) actions to receive payment of the principal of and interest on subordinated debt securities on or after the respective due dates expressly provided for pursuant to the terms of such subordinated debt securities, unless the following actions have occurred:

- the holder must have previously given written notice to the trustee of the continuing Non-Payment Event;

- the holders of not less than a majority in aggregate principal amount of the outstanding subordinated debt securities of each affected series, treated as one class, must have (1) requested the trustee to institute that action and (2) offered the trustee reasonable indemnity;

- the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

- the holders of a majority in aggregate principal amount of the outstanding subordinated debt securities of each affected series, treated as one class, must not have given directions to the trustee inconsistent with those of the holders referred to above.

The subordinated indenture contains a covenant that we will file annually with the trustee a certificate specifying any instance of non-compliance in the performance of any covenants or conditions contained in the subordinated indenture, or a certificate specifying any instance of non-compliance that exists.

Discharge

We may only discharge all of our obligations under the subordinated indenture, other than as to transfers and exchanges, after we have:

- paid or caused to be paid the principal of and any interest or premium, if any, on all of the outstanding subordinated debt securities issued thereunder in accordance with their terms; or

- delivered to the trustee for cancellation all of the outstanding subordinated debt securities issued thereunder.

Modification of the Subordinated Indenture

Modification without Consent of Holders. We and the trustee may enter into supplemental subordinated indentures without the consent of the holders of subordinated debt securities issued under the subordinated indenture to:

- evidence the assumption by a successor corporation of our obligations;

- add covenants for the protection of the holders of subordinated debt securities;

- cure any ambiguity or correct any inconsistency or manifest error;

- establish the forms or terms of subordinated debt securities of any series;

- evidence the acceptance of appointment by a successor trustee; or

- to give effect to any variation to the terms of the subordinated debt securities as a result of the imposition of any Resolution Measure.

Any such modification will be subject to the prior consent of our competent supervisory or resolution authority, if required under the CRR or other applicable laws and regulations for the recognition of the subordinated debt securities as tier 2 capital.

Modification Requiring Consent of Each Holder. We and the trustee may not make any of the following changes to any outstanding subordinated debt security without the consent of each holder that would be affected by such change:

- change the final maturity of such subordinated debt security;

- reduce the principal amount;

- reduce the rate or change the time of payment of interest;

- reduce any amount payable on redemption;

- change the currency in which the principal, including any amount of original issue discount, premium, or interest thereon is payable;

- modify or amend the provisions for conversion of any currency into another currency;

- reduce the amount of any original issue discount security provable in bankruptcy;

- alter the terms on which holders of the subordinated debt securities may convert or exchange those subordinated debt securities for other securities of the Bank or of other entities or for other property or the cash value of thereof, other than in accordance with the antidilution provisions or other similar adjustment provisions included in the terms of the subordinated debt securities;

- alter certain provisions of the subordinated indenture relating to subordinated debt securities not denominated in U.S. dollars;

- impair the right of any holder to institute suit for the enforcement of any payment on any subordinated debt security when due;

- modify the ranking of a subordinated debt security in a manner adverse to the holders thereof; or

- reduce the percentage of subordinated debt securities the consent of whose holders is required for modification of the subordinated indenture.

Any such change will be subject to the prior consent of our competent supervisory authority, if required under the CRR or other applicable laws and regulations for the recognition of the subordinated debt securities as tier 2 capital.

Modification with Consent of Holders of a Majority. We and the trustee may make any other change to the subordinated indenture and to the rights of the holders of the subordinated debt securities issued thereunder, if we obtain the consent of the holders of not less than a majority in aggregate principal amount of all affected series of outstanding subordinated debt securities issued thereunder, voting as one class. Any such change will be subject to the prior consent of our competent supervisory authority, if required under the CRR or other applicable laws and regulations for the recognition of the subordinated debt securities as tier 2 capital.

Concerning Our Relationship with the Trustee

We and our subsidiaries maintain ordinary banking relationships and custodial facilities with the trustee and affiliates of the trustee.

Governing Law

The subordinated indenture is, and the subordinated debt securities will be, governed by and construed in accordance with the laws of the State of New York, except for the subordination provisions thereof, which respectively is or will be governed by German law, and except as may otherwise be required by mandatory provisions of law.

Eligible Liabilities Senior Debt Securities

The Eligible Liabilities Senior Indenture

We may issue eligible liabilities senior debt securities, acting through our head office or through one of our branches. The eligible liabilities senior debt securities offered pursuant to this prospectus will be issued in one or more series under, and will be governed by, the eligible liabilities senior indenture, dated as of August 3, 2021, among us, as issuer, The Bank of New York Mellon, London Branch, One Canada Square, London, E14 5AL, United Kingdom as trustee, and Deutsche Bank Trust Company Americas, as paying agent, authenticating agent, issuing agent and registrar, as may be amended and supplemented from time to time.

The eligible liabilities senior indenture is qualified under the Trust Indenture Act. Under the provisions of the Trust Indenture Act, if the same institution acts as trustee under the eligible liabilities senior indenture and also as trustee under any other indenture under which securities of ours are issued, upon a default in any series of securities issued under either indenture, the trustee may be deemed to have a conflicting interest and may be required to resign and a successor trustee will be appointed. As of the date of this prospectus, The Bank of New York Mellon acts both as trustee under the eligible liabilities senior indenture and as trustee under indentures relating to our trust preferred securities and our capital securities.

In this sub-section "Description of Debt Securities—Eligible Liabilities Senior Debt Securities," we refer to the trustee under the eligible liabilities senior indenture, including any successor trustee, as the "**trustee**" with respect to that indenture and the eligible liabilities senior debt securities issued under it. We refer to the eligible liabilities senior indenture, as it may be supplemented from time to time, as the "**eligible liabilities senior indenture**."

We have summarized below the material provisions of the eligible liabilities senior indenture and the eligible liabilities senior debt securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries and are qualified in their entirety by the eligible liabilities senior indenture. The terms of the eligible liabilities senior indenture will include both those stated in that indenture and those made part of that indenture by the Trust Indenture Act. The eligible liabilities senior indenture and the supplements thereto are included as exhibits to the registration statement of which this prospectus forms a part, and you should read the eligible liabilities senior indenture for provisions that may be important to you.

We May Issue Different Series of Eligible Liabilities Senior Debt Securities

The eligible liabilities senior indenture does not limit the amount of eligible liabilities senior debt securities that may be issued. We may issue eligible liabilities senior debt securities from time to time in one or more distinct series, at a price of 100% of their principal amount or at a premium or a discount. This section summarizes terms of the eligible liabilities senior debt securities that apply generally to all series. The provisions of the eligible liabilities senior indenture allow us not only to issue eligible liabilities senior debt securities with terms different from those of the eligible liabilities senior debt securities previously issued under that indenture, but also to "reopen" a previously issued series of eligible liabilities senior debt securities and issue additional eligible liabilities senior debt securities of that series. The eligible liabilities senior debt securities will not be secured by any property or assets of Deutsche Bank AG. We will describe many of the specific terms of the applicable series in the applicable prospectus supplement.

Ranking; Status

The eligible liabilities senior debt securities (and in the case of eligible liabilities senior debt securities in bearer form, any coupons to these securities) will constitute our unsecured and unsubordinated senior non-preferred obligations under debt instruments (*Schuldtitel*) within the meaning of Section 46f(6) sentence 1 of the German Banking Act (*Kreditwesengesetz*) or any successor provision. Our obligations under the eligible liabilities senior debt securities will rank *pari passu* among themselves and *pari passu* with all of our other unsecured and unsubordinated senior non-preferred obligations under debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (including the senior non-preferred obligations under any such debt instruments that we issued before July 21, 2018 and that are subject to Section 46f(9) of the German Banking Act) or any successor provision.

In accordance with Section 46f(5) of the German Banking Act, if Resolution Measures are imposed on us or in the event of our dissolution, liquidation, insolvency or composition, or if other proceedings are opened for the avoidance of the insolvency of, or against, us, our obligations under the eligible liabilities senior debt securities will rank junior to the claims of our unsubordinated creditors not qualifying as obligations under our debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (including the senior non-preferred obligations under any such debt instruments that we issued before July 21, 2018 and that are subject to Section 46f(9) of the German Banking Act) or any successor provision. In any such event, no amounts will be payable in respect of the eligible liabilities senior debt securities until the claims of such other unsubordinated creditors have been satisfied in full.

A large portion of our liabilities consists of senior unsecured obligations that do not constitute debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (including those that are subject to Section 46f(9) of the German Banking Act). Among those unsecured unsubordinated obligations that do not constitute debt instruments are instruments with an initial maturity of less than one year as well as senior unsecured instruments of indebtedness whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured instruments of indebtedness are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured instruments of indebtedness are issued unless the payment of interest or the amount of the interest payments solely depends on a customary fixed or floating reference interest rate and is settled by monetary payment.

The order of priority set forth in the German Banking Act applies to any debt instruments outstanding at the time insolvency proceedings are opened or Resolutions Measures are imposed, irrespective of when the relevant instruments were issued. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to us, the competent regulatory authority or court would determine whether a security qualifies as a debt instrument, when it was issued, as well as which of our senior debt securities have the terms described in clauses (i) or (ii) above, referred to herein as the "**structured**" debt securities, and which do not, referred to herein as the "**non-structured**" debt securities. The relevant pricing supplement for each issuance may state in which category we expect such issuance to be classified, but the competent regulatory authority or court may classify the debt securities differently.

Our senior non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act, such as the eligible liabilities senior debt securities and non-structured senior debt instruments issued prior to July 21, 2018, rank junior to our other unsubordinated liabilities (including, but not limited to, senior preferred debt securities, whether "structured" or "non-structured", deposits, derivatives and instruments of indebtedness with an initial term of less than one year), but in priority to our contractually or statutorily subordinated liabilities, such as those qualifying as additional tier 1 or tier 2 instruments within the meaning of the CRR, and would be satisfied only if all our other unsecured and unsubordinated obligations have been paid in full. If insolvency proceedings are opened against us or if Resolution Measures are imposed on us, our obligations that rank junior in insolvency would be written down or converted into common equity tier 1 instruments before any of our more senior-ranking obligations are written down or converted. Accordingly, our senior non-preferred debt instruments, such as the eligible liabilities senior debt securities, would be written down or converted prior to our other unsubordinated liabilities (including, but not limited to, senior preferred debt securities such as our senior debt securities and the senior debt funding securities and also non-structured debt instruments issued on or after July 21, 2018). Consequently, higher losses could be allocated to our eligible liabilities senior debt securities than to our other outstanding unsecured unsubordinated obligations.

Resolution Measures

By acquiring any eligible liabilities senior debt securities, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority. As a result, you would have no claim or other right against us arising out of any Resolution Measure or increased losses incurred based on the order of priority under the German Banking Act. In addition, by your acquisition of eligible liabilities senior debt securities, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee for the eligible

liabilities senior debt securities and the paying agent, the authenticating agent, the issuing agent and the registrar (which we refer to as the "**eligible liabilities senior note agents**" herein) for, agree not to initiate a suit against such trustee or the eligible liabilities senior note agents in respect of, and agree that such trustee and the eligible liabilities senior note agents will not be liable for, any action that such trustee or the eligible liabilities senior note agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the eligible liabilities senior debt securities. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. For more information, please see the sections "Resolution Measures" and "Risk Factors" in this prospectus.

Qualification as "Eligible Liabilities"

The eligible liabilities senior debt securities will constitute senior non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act, and are intended to qualify as eligible liabilities instruments within the meaning of Article 72b(2), with the exception of point (d), CRR for the minimum requirement for own funds and eligible liabilities, as described and provided for in the bank regulatory capital provisions to which we are subject.

No Enhancement; No Set-off; No Security; Early Redemption

The eligible liabilities senior indenture provides that:

- no subsequent agreement may enhance the seniority of our obligations under the eligible liabilities senior debt securities or shorten the term of any of the eligible liabilities senior debt securities or any applicable notice period;

- no holder of the eligible liabilities senior debt securities may set off or net its claims arising under such eligible liabilities senior debt securities against any claims of ours;

- no collateral or guarantee will be provided at any time to secure the claims of the holders under the eligible liabilities senior debt securities; any collateral or guarantee already provided or granted in the future in connection with other liabilities of ours may not be used for claims under the eligible liabilities senior debt securities; and

- any redemption of any series of eligible liabilities senior debt securities prior to their scheduled maturity will be subject to (i) receipt by the Bank of prior approval of the competent resolution authority, and (ii) compliance with any other regulatory requirements. If the eligible liabilities senior debt securities are redeemed by us without the prior approval of such competent resolution authority, then the amounts paid on the eligible liabilities senior debt securities must be returned to us irrespective of any agreement to the contrary.

If we fail to make payment on the eligible liabilities senior debt securities when due, we will be in default on our obligations under the eligible liabilities senior indenture. In such case, the trustee and the holders of eligible liabilities senior debt securities could take action against us, but they may not accelerate the maturity of the eligible liabilities senior debt securities.

Payments on the Eligible Liabilities Senior Debt Securities

Denomination and Currency. Unless otherwise specified in the applicable pricing supplement, the eligible liabilities senior debt securities will be denominated and payable in U.S. dollars.

Fixed Rate and Floating Rate Eligible Liabilities Senior Debt Securities. The eligible liabilities senior debt securities may bear interest at a fixed rate or a floating rate, which, in either case, may be zero, or at a rate that varies during the lifetime of the eligible liabilities senior debt securities. The eligible liabilities senior debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

Terms Specified in Prospectus Supplement

The prospectus supplement will contain, where applicable, the following terms of and other information relating to any of the eligible liabilities senior debt securities we are offering:

- whether the eligible liabilities senior debt securities will be issued by Deutsche Bank AG, acting through its head office or through one of its branches;

- the specific designation;

- the qualification of the eligible liabilities senior debt securities as eligible liabilities for bank regulatory purposes;

- the ranking of the eligible liabilities senior debt securities relative to our other outstanding securities, including whether they provide for an explicit reference to their lower ranking as determined through § 46f(5) of the German Banking Act and to what extent they may rank junior in right of payment to other of our obligations or in any other manner;

- whether we are permitted to substitute the office through which we are acting for all purposes under the eligible liabilities senior debt securities;

- the aggregate principal amount, purchase price and denomination;

- the currency, if other than U.S. dollars, in which the eligible liabilities senior debt securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

- the date of maturity (and any provisions relating to postponing or shortening the maturity date to account for days that are not business days);

- the interest rate or rates or the method by which the calculation agent (identified in the prospectus supplement) will determine the interest rate or rates, if any;

- the date from which interest accrues and the interest payment dates, if any;

- the place or places for payment of the principal of and any premium, if any, and/or interest, if any, on the eligible liabilities senior debt securities;

- any redemption provisions, including any redemption notice provisions;

- whether we will issue the eligible liabilities senior debt securities in registered form or bearer form or both and, if we are offering eligible liabilities senior debt securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those eligible liabilities senior debt securities in bearer form;

- whether we will issue the eligible liabilities senior debt securities in global (i.e., book-entry) or definitive (i.e., certificated) form and under what terms and conditions;

- the identity of any agents for the eligible liabilities senior debt securities, including the trustee, depositaries, authenticating or paying agents, transfer agents, registrars, determination or other agents;

- the proposed listing, if any, of the eligible liabilities senior debt securities on any securities exchange;

- any additions to or modifications of our covenants set forth herein with respect to the eligible liabilities senior debt securities; and

- any other specific terms of the eligible liabilities senior debt securities and any terms required by or advisable under applicable laws or regulations.

The prospectus supplement relating to any series of eligible liabilities senior debt securities may also include, if applicable, a discussion of certain U.S. federal income tax considerations, certain German income tax consequences, certain income tax consequences due to the jurisdiction of any relevant issuing branch and certain considerations under ERISA, in each case in relation to an investment in the eligible liabilities senior debt securities.

Registration and Transfer of Eligible Liabilities Senior Debt Securities

Holders may present eligible liabilities senior debt securities for exchange and transfer (except bearer securities) in the manner, at the places and subject to the restrictions stated in the eligible liabilities senior debt securities and described in the applicable prospectus supplement. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations or requirements provided in the eligible liabilities senior indenture (or any supplemental indenture thereto) or issuer order under which that series of eligible liabilities senior debt securities is issued.

Holders may transfer eligible liabilities senior debt securities in bearer form and/or the related coupons, if any, by delivery to the transferee.

If any of the eligible liabilities senior debt securities are held in global form, the procedures for transfer of interests in those eligible liabilities senior debt securities will depend upon the procedures of the depositary for those global securities. See "Forms of Securities."

Impact of Significant Corporate Actions and Other Developments

Under German law, a surviving corporation in a merger or consolidation generally assumes the obligations of its predecessors. There are, however, no covenants in the eligible liabilities senior indenture or other provisions designed to protect holders of eligible liabilities senior debt securities against a reduction in our creditworthiness that would afford holders of eligible liabilities senior debt securities additional protection in the event of a recapitalization transaction, a change of control of the Bank, a merger or consolidation, a sale, lease or conveyance of all or substantially all of our assets or a highly leveraged transaction or any other transaction that might adversely affect holders of eligible liabilities senior debt securities.

It may be that we will depend increasingly upon the earnings and cash flow of our subsidiaries to meet our obligations under the eligible liabilities senior debt securities. Since the creditors of any of our subsidiaries would generally have a right to receive payment that is superior to our right to receive payment from the assets of that subsidiary, holders of eligible liabilities senior debt securities will be effectively subordinated to creditors of our subsidiaries. In addition, there are various regulatory requirements applicable to some of our subsidiaries that limit their ability to pay dividends and make loans and advances to us.

Events of Default

An event of default is defined under the eligible liabilities senior indenture, with respect to any series of eligible liabilities senior debt securities issued under that indenture, as the opening of insolvency proceedings against us by a German court having jurisdiction over us. There are no other events of default under the eligible liabilities senior indenture.

Acceleration Upon Event of Default. The eligible liabilities senior indenture provides if an event of default occurs or is continuing, either the trustee or the holders of not less than 33 1/3% in aggregate principal amount of all outstanding eligible liabilities senior debt securities issued under the eligible liabilities senior indenture, voting as one class, by notice in writing to the Bank, may declare the principal of all outstanding eligible liabilities senior debt securities issued under the eligible liabilities senior indenture, and interest accrued thereon, to be due and payable immediately.

No Acceleration Upon Other Defaults. The eligible liabilities senior indenture provides that there is no right of acceleration in the case of a default in the payment of principal of, interest on, or other amounts owing under any series of eligible liabilities senior debt securities issued under the eligible liabilities senior indenture or a default in the performance of any of our other covenants under the eligible liabilities senior debt securities.

No Negative Pledge. The eligible liabilities senior indenture does not contain any restrictions preventing us from incurring additional debt or from securing any of our debt by a pledge, lien or other encumbrance on any of our assets.

Indemnification of Trustee for Actions Taken on Your Behalf. The eligible liabilities senior indenture provides that the trustee will not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of eligible liabilities senior debt securities issued under the eligible liabilities senior indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. In addition, the eligible liabilities senior indenture contains a provision entitling the trustee, subject to the duty of the trustee to act with the required standard of care during a default, to be indemnified by the holders of eligible liabilities senior debt securities issued under that indenture before proceeding to exercise any right or power at the request of holders. Subject to these provisions and some other limitations, the holders of a majority in aggregate principal amount of each affected series of outstanding eligible liabilities senior debt securities, voting as one class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Limitation on Actions by You as an Individual Holder. The eligible liabilities senior indenture provides that no individual holder of eligible liabilities senior debt securities may institute any action against us

under that indenture, except actions for payment of overdue principal and interest at maturity or upon acceleration unless the following actions have occurred:

- the holder must have previously given written notice to the trustee of the default (including any event of default) and the continuance thereof;

- the holders of not less than a majority in aggregate principal amount of the outstanding eligible liabilities senior debt securities of each affected series, treated as one class, must have (1) requested the trustee to institute that action and (2) offered the trustee reasonable indemnity and/or security;

- the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

- the holders of a majority in aggregate principal amount of the outstanding eligible liabilities senior debt securities of each affected series, treated as one class, must not have given directions to the trustee inconsistent with those of the holders referred to above.

The eligible liabilities senior indenture contains a covenant that we will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

Discharge

We may only discharge all of our obligations under the eligible liabilities senior indenture, other than as to transfers and exchanges, after we have:

- paid or caused to be paid the principal of and any interest or premium, if any, on all of the outstanding eligible liabilities senior debt securities issued thereunder in accordance with their terms; or

- delivered to the trustee for cancellation all of the outstanding eligible liabilities senior debt securities issued thereunder.

Office Substitution

We may issue series of eligible liabilities senior debt securities that permit us at any time, without the consent of the holders or the trustee, to designate our head office or another branch of ours (in this paragraph, we refer to each of our head office or any of our branches as an "**office**") as substitute for the office through which we have acted to issue such series with the same effect as if such substitute office had been originally named as the office through which we had acted to issue such series for all purposes under the eligible liabilities senior indenture and such series. In order to give effect to such a substitution, we will give notice of the substitution to the trustee and the holders of such series of eligible liabilities senior debt securities. With effect from the substitution date, such substitute office will, without any amendment of such series of eligible liabilities senior debt securities or entry into any supplemental indenture, assume all of the obligations of the originally-named office as principal obligor under such series of eligible liabilities senior debt securities. The applicable pricing supplement will include a reference to office substitution if included as a term of a series of eligible liabilities senior debt securities.

Modification of the Eligible Liabilities Senior Indenture

Modification without Consent of Holders. We and the trustee may enter into supplemental eligible liabilities senior indentures without the consent of the holders of the eligible liabilities senior debt securities issued under the eligible liabilities senior indenture to:

- evidence the assumption by a successor corporation of our obligations;

- add covenants for the protection of the holders of eligible liabilities senior debt securities;

- cure any ambiguity or correct any inconsistency or manifest error;

- establish the forms or terms of eligible liabilities senior debt securities of any series; or

- evidence the acceptance of appointment by a successor trustee; or

- to give effect to any variation to the terms of the eligible liabilities senior debt securities as a result of the imposition of any Resolution Measure,

provided, that any such modification is permitted by relevant laws and regulations and subject to approval by the competent supervisory or resolution authority, as applicable.

Modification Requiring Consent of Each Holder. We and the trustee may not make any of the following changes to any outstanding eligible liabilities senior debt security without the consent of each holder that would be affected by such change:

- change the final maturity of such eligible liabilities senior debt security;

- reduce the principal amount;

- reduce the rate or change the time of payment of interest;

- reduce any amount payable on redemption;

- change the currency in which the principal, including any amount of original issue discount, premium, or interest thereon is payable;

- modify or amend the provisions for conversion of any currency into another currency;

- reduce the amount of any original issue discount security provable in bankruptcy;

- alter certain provisions of the eligible liabilities senior indenture relating to eligible liabilities senior debt securities not denominated in U.S. dollars;

- impair the right of any holder to institute suit for the enforcement of any payment on any security when due; or

- reduce the percentage of eligible liabilities senior debt securities the consent of whose holders is required for modification of the eligible liabilities senior indenture,

provided, that any such change is permitted by relevant laws and regulations and, if applicable, subject to approval by the competent supervisory or resolution authority.

Modification with Consent of Holders of a Majority. We and the trustee may make any other change to the eligible liabilities senior indenture and to the rights of the holders of the eligible liabilities senior debt securities issued thereunder, if we obtain the consent of the holders of not less than a majority in aggregate principal amount of all affected series of outstanding eligible liabilities senior debt securities issued thereunder, voting as one class *provided,* that any such change is permitted by relevant laws and regulations and subject to approval by the competent authority, as applicable.

Concerning Our Relationship with the Trustee

We and our subsidiaries maintain ordinary banking relationships and custodial facilities with the trustee and affiliates of the trustee.

Governing Law

The eligible liabilities senior indenture is, and the eligible liabilities senior debt securities will be, governed by and construed in accordance with the laws of the State of New York, except as may be otherwise required by mandatory provisions of law and except with respect to the provisions relating to the ranking of such eligible liabilities senior debt securities and their status under Section 46f(6) sentence 1 of the German Banking Act (*Kreditwesengesetz*), which will be governed by and construed in accordance with German law, including, in relation to such provisions, any determination of whether a Resolution Measure has been imposed on us.

Senior Debt Securities

The Senior Indenture

We may issue senior debt securities, acting through our head office or through one of our branches. The senior debt securities offered pursuant to this prospectus will be issued in one or more series under, and will be governed by, the senior indenture, dated August 3, 2021, among us, as issuer, Delaware Trust Company, 251 Little Falls Drive, Wilmington, Delaware 19808, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, issuing agent, authenticating agent and registrar, as may be amended and supplemented from time to time.

The senior indenture is qualified under the Trust Indenture Act. Under the provisions of the Trust Indenture Act, if the same institution acts as trustee under the senior indenture and also as trustee

under any other indenture under which securities of ours are issued, upon a default in any series of securities issued under either indenture, the trustee may be deemed to have a conflicting interest and may be required to resign and a successor trustee will be appointed. As of the date of this prospectus, Delaware Trust Company acts both as trustee under the senior indenture and as trustee under the indenture relating to our senior debt funding securities.

In this sub-section "Description of Debt Securities—Senior Debt Securities," we refer to the trustee under the senior indenture, including any successor trustee, as the "**trustee**" with respect to that indenture and the senior debt securities issued under it. We refer to the senior indenture, as it may be supplemented from time to time, as the "**senior indenture**."

We have summarized below the material provisions of the senior indenture and the senior debt securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries and are qualified in their entirety by the senior indenture. The terms of the senior indenture will include both those stated in that indenture and those made part of that indenture by the Trust Indenture Act. The senior indenture and the supplements thereto are included as exhibits to the registration statement of which this prospectus forms a part, and you should read the senior indenture for provisions that may be important to you.

We May Issue Different Series of Senior Debt Securities

The senior indenture does not limit the amount of indebtedness that may be issued. We may issue senior debt securities from time to time in one or more distinct series, at a price of 100% of their principal amount or at a premium or a discount. This section summarizes terms of the senior debt securities that apply generally to all series. The provisions of the senior indenture allow us not only to issue senior debt securities with terms different from those of senior debt securities previously issued under that indenture, but also to "reopen" a previously issued series of senior debt securities and issue additional senior debt securities of that series. The senior debt securities will not be secured by any property or assets of Deutsche Bank AG. We will describe many of the specific terms of the applicable series in the applicable prospectus supplement.

Ranking; Status

The senior debt securities (and in the case of senior debt securities in bearer form, any coupons to these securities) will constitute our unsecured and unsubordinated obligations ranking *pari passu* among themselves and *pari passu* with all of our other unsecured and unsubordinated obligations (including our obligations under our senior debt funding securities described elsewhere in this prospectus), subject, however, to statutory priorities conferred upon certain unsecured and unsubordinated obligations in the event of any Resolution Measures imposed on us or in the event of our dissolution, liquidation, insolvency or composition, or if other proceedings are opened for the avoidance of the insolvency of, or against, us; and pursuant to Section 46f(5) of the German Banking Act (*Kreditwesengesetz*), the obligations under the senior debt securities will rank in priority to our senior non-preferred obligations under any of our debt instruments (*Schuldtitel*) within the meaning of Section 46f(6) sentence 1 of the German Banking Act (including the senior non-preferred obligations under any such debt instruments that we issued before July 21, 2018 and that are subject to Section 46f(9) of the German Banking Act) or any successor provision.

This order of priority will apply to our senior debt securities issued on or after July 21, 2018. Senior debt securities issued under the senior indenture prior to July 21, 2018 can constitute senior non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (including those that are subject to Section 46f(9) of the German Banking Act) or any successor provision. Any such outstanding senior debt securities would rank junior to senior debt securities issued on or after July 21, 2018, and *pari passu* with our eligible liabilities senior debt securities. For more information, please see the section "Description of Debt Securities—Eligible Liabilities Senior Debt Securities" above.

Resolution Measures

By acquiring any senior debt securities, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority. As a result, you would have no claim or other right against us arising out of any Resolution Measure or increased losses incurred based on the order of priority under the German Banking Act. In addition, by your acquisition of senior debt securities, you waive, to the fullest extent permitted by the Trust Indenture Act and

applicable law, any and all claims against the trustee for the senior debt securities and the paying agent, the registrar and the issuing agent (which we refer to as the "**senior note agents**" herein) for, agree not to initiate a suit against such trustee or the senior note agents in respect of, and agree that such trustee and the senior note agents will not be liable for, any action that such trustee or the senior note agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the senior debt securities. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. For more information, please see the sections "Resolution Measures" and "Risk Factors" in this prospectus.

Payments on the Senior Debt Securities

Denomination and Currency. The senior debt securities may be denominated and payable in U.S. dollars or other currencies.

Fixed Rate and Floating Rate Senior Debt Securities. Senior debt securities may bear interest at a fixed rate or a floating rate, which, in either case, may be zero, or at a rate that varies during the lifetime of the senior debt securities. Senior debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

Linked or Exchangeable Senior Debt Securities. We may issue senior debt securities from time to time with the principal amount and/or interest payable on any relevant payment date to be determined by reference to the performance, level or value of one or more of the following: other securities issued by us, securities of any entity affiliated or unaffiliated with us, indices, currencies, commodities, interest rates, intangibles, articles, goods or any other property, any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances and/or a basket or baskets of any of these items. Holders of these types of senior debt securities will receive payments of principal and/or interest (if any) that are determined by reference to the applicable underlying instrument or measurement. Such senior debt securities may provide either for cash settlement or for physical settlement by delivery of the applicable underlying property or other property of the type listed above. Such senior debt securities may also provide that the form of settlement may be determined at our option or at your option.

We may issue senior debt securities that are exchangeable, either mandatorily or at our or the holder's option, into securities of ours or entities that are or are not affiliated with us, a basket or baskets of those securities, other property, or any combination of, or the cash value of, such securities or other property.

Terms Specified in Prospectus Supplement

The prospectus supplement will contain, where applicable, the following terms of and other information relating to any of the senior debt securities we are offering:

- whether the senior debt securities will be issued by Deutsche Bank AG, acting through its head office or through one of its branches;

- the specific designation;

- whether we are permitted to substitute the office through which we are acting for all purposes under the senior debt securities;

- the aggregate principal amount, purchase price and denomination;

- the currency in which the senior debt securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

- the date of maturity (and any provisions relating to extending or shortening the maturity date);

- the interest rate or rates or the method by which the calculation agent (identified in the prospectus supplement) will determine the interest rate or rates, if any;

- the date from which interest accrues and the interest payment dates, if any;

- the place or places for payment of the principal of and any premium, if any, and/or interest, if any, on the senior debt securities;

- any repayment, redemption, prepayment or sinking fund provisions, including any redemption notice provisions;

- if other than the principal amount thereof, the portion of the principal amount of the senior debt securities payable upon declaration of acceleration of maturity thereof;

- whether we will issue the senior debt securities in registered form or bearer form or both and, if we are offering senior debt securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those senior debt securities in bearer form;

- whether we will issue the senior debt securities in global (*i.e.*, book-entry) or definitive (*i.e.*, certificated) form and under what terms and conditions;

- whether the senior debt securities are convertible or exchangeable securities and the terms on which holders of the senior debt securities may exchange them into or for one or more securities of ours or other entities or other property, or the cash value thereof, and the specific terms of and period in which such conversion or exchange may be made;

- if the amount of principal, premium, if any, and/or interest payable on any date may be determined with respect to any currencies, commodities or securities of us or other entities, the basket or baskets of those currencies, commodities or securities, or the index or indices of those currencies, commodities or securities, or interest rates, or intangibles, articles, goods or any other property, or any other financial or economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances, the manner in which such amounts will be determined;

- the identity of any agents for the senior debt securities, including the trustee, depositaries, authenticating or paying agents, transfer agents, registrars, determination or other agents;

- the proposed listing, if any, of the senior debt securities on any securities exchange;

- whether the senior debt securities are to be sold separately or with other securities as part of units; and

- any other specific terms of the senior debt securities and any terms required by or advisable under applicable laws or regulations.

The prospectus supplement relating to any series of senior debt securities may also include, if applicable, a discussion of certain U.S. federal income tax considerations, certain German income tax consequences, certain income tax consequences due to the jurisdiction of any relevant issuing branch and certain considerations under ERISA, in each case in relation to an investment in the senior debt securities.

Registration and Transfer of Senior Debt Securities

Holders may present senior debt securities for exchange and transfer (except bearer securities) in the manner, at the places and subject to the restrictions stated in the senior debt securities and described in the applicable prospectus supplement. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations or requirements provided in the senior indenture (or any supplemental indenture thereto) or issuer order under which that series of senior debt securities is issued.

Holders may transfer senior debt securities in bearer form and/or the related coupons, if any, by delivery to the transferee.

If any of the senior debt securities are held in global form, the procedures for transfer of interests in those senior debt securities will depend upon the procedures of the depositary for those global securities. See "Forms of Securities."

Impact of Significant Corporate Actions and Other Developments

Under German law, a surviving corporation in a merger or consolidation generally assumes the obligations of its predecessors. There are, however, no covenants in the senior indenture or other provisions designed to protect holders of senior debt securities against a reduction in our creditworthiness that would afford holders of senior debt securities additional protection in the event of a recapitalization transaction, a change of control of the Bank, a merger or consolidation, a sale, lease or conveyance of all or substantially all of our assets or a highly leveraged transaction or any other transaction that might adversely affect holders of senior debt securities.

It may be that we will depend increasingly upon the earnings and cash flow of our subsidiaries to meet our obligations under the senior debt securities. Since the creditors of any of our subsidiaries would generally have a right to receive payment that is superior to our right to receive payment from the assets of that subsidiary, holders of senior debt securities will be effectively subordinated to creditors of our subsidiaries. In addition, there are various regulatory requirements applicable to some of our subsidiaries that limit their ability to pay dividends and make loans and advances to us.

Events of Default

The senior indenture provides holders of senior debt securities with remedies if we fail to perform specific obligations, such as making payments on the senior debt securities, or if we become bankrupt. Holders should review these provisions and understand which of our actions trigger an event of default and which actions do not. The senior indenture permits the issuance of senior debt securities in one or more series, and, in many cases, whether an event of default has occurred is determined on a series by series basis.

An event of default is defined under the senior indenture, with respect to any series of senior debt securities issued under that indenture, as any one or more of the following events having occurred and being continuing:

- default is made in the payment of principal, interest or premium in respect of such series of senior debt securities for 30 days;

- we fail to perform or observe any of our other obligations under the senior debt securities and such failure has continued for the period of 60 days following the service on us of notice by the trustee or holders of not less than 33⅓% in aggregate principal amount of the senior debt securities of all series affected thereby requiring the same to be remedied, except that the failure to file with the trustee certain information required to be filed with the trustee pursuant to the Trust Indenture Act, will not constitute an event of default (although the trustee may bring suit to enforce such filing obligation); or

- a court in Germany opens insolvency proceedings against us or we apply for or institute such proceedings or offer or make an arrangement for the benefit or our creditors generally.

Any additional or different events of default applicable to a particular series of senior debt securities issued under the senior indenture will be described in the prospectus supplement relating to such series.

No Negative Pledge. The senior indenture does not contain any restrictions preventing us from incurring additional debt or from securing any of our debt by a pledge, lien or other encumbrance on any of our assets.

Acceleration of Senior Debt Securities Upon an Event of Default. The senior indenture provides that:

- if an event of default due to the default in payment of principal, interest or premium in respect of any series of senior debt securities issued under the senior indenture, or due to the default in the performance or breach of any other covenant or warranty of the Bank applicable to less than all outstanding series of senior debt securities issued under the senior indenture occurs and is continuing, other than a covenant for which the senior indenture specifies that the violation thereof does not give a right to accelerate or declare due and payable any securities issued under the senior indenture, either the trustee or the holders of not less than 33⅓% in aggregate principal amount of the outstanding senior debt securities of all affected series, voting as one class, by notice in writing to the Bank, may declare the principal of all senior debt securities of each affected series and interest accrued thereon to be due and payable immediately; and

- if an event of default due to a default in the performance of any other of the covenants or agreements in the senior indenture applicable to all outstanding senior debt securities issued under the senior indenture or due to the specified events of bankruptcy, insolvency or reorganization of the Bank, occurs and is continuing, other than a covenant for which the senior indenture specifies that the violation thereof does not give a right to accelerate or declare due and payable any senior debt securities issued under the senior indenture, either the trustee or the holders of not less than 33⅓% in aggregate principal amount of all outstanding senior debt securities issued under the senior indenture, voting as one class, by notice in writing to the Bank, may declare the principal of all senior debt securities and interest accrued thereon to be due and payable immediately.

Annulment of Acceleration and Waiver of Defaults. In some circumstances, if any and all events of default under the senior indenture, other than the non-payment of the principal of the senior debt securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders of a majority in aggregate principal amount of all series of outstanding senior debt securities affected, voting as one class, may annul past declarations of acceleration of or waive past defaults of the senior debt securities.

Indemnification of Trustee for Actions Taken on Your Behalf. The senior indenture provides that the trustee will not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of senior debt securities issued under the senior indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. In addition, the senior indenture contains a provision entitling the trustee, subject to the duty of the trustee to act with the required standard of care during a default, to be indemnified by the holders of senior debt securities issued under that indenture before proceeding to exercise any right or power at the request of holders. Subject to these provisions and some other limitations, the holders of a majority in aggregate principal amount of each affected series of outstanding senior debt securities, voting as one class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Limitation on Actions by You as an Individual Holder. The senior indenture provides that no individual holder of senior debt securities may institute any action against us under that indenture, except actions for payment of overdue principal and interest at maturity or upon acceleration unless the following actions have occurred:

- the holder must have previously given written notice to the trustee of the continuing default;

- the holders of not less than a majority in aggregate principal amount of the outstanding senior debt securities of each affected series, treated as one class, must have (1) requested the trustee to institute that action and (2) offered the trustee reasonable indemnity;

- the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

- the holders of a majority in aggregate principal amount of the outstanding senior debt securities of each affected series, treated as one class, must not have given directions to the trustee inconsistent with those of the holders referred to above.

The senior indenture contains a covenant that we will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

Discharge and Defeasance

We have the ability to eliminate most or all of our obligations on any series of senior debt securities prior to maturity if we comply with the following provisions.

Discharge of Senior Indenture. We may discharge all of our obligations, other than as to transfers and exchanges, after we have:

- paid or caused to be paid the principal of and any interest or premium, if any, on all of the outstanding senior debt securities issued thereunder in accordance with their terms;

- delivered to the trustee for cancellation all of the outstanding senior debt securities issued thereunder; or

- if in the case of any series of senior debt securities on which the exact amount (including the currency of payment) of principal and any interest or premium, if any, due can be determined at the time of making the deposit referred to below, and which shall have become due or payable, or are by their terms to become due and payable or are scheduled for redemption, within one year, we have irrevocably deposited with the trustee, cash or, in the case of a series of senior debt securities payable only in U.S. dollars, U.S. government obligations, in trust for the benefit of the holders of securities of such series, in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and any interest or premium, if any, on, and any mandatory sinking fund payments for, those securities.

Defeasance of a Series of Securities at Any Time. We may also discharge all of our obligations, other than as to transfers and exchanges, under any series of senior debt securities at any time, which we refer to as "**defeasance**."

Defeasance may be effected only if, among other things:

- we irrevocably deposit with the trustee cash or, in the case of senior debt securities payable only in U.S. dollars, U.S. government obligations, in trust for the benefit of the holders of senior debt securities of such series, in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and any interest or premium, if any, on, and any mandatory sinking fund payments for, all outstanding senior debt securities of the series being defeased;

- such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are is a party or by which we are bound;

- we deliver to the trustee an opinion of counsel based on the fact that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date hereof, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and such opinion shall confirm that, the beneficial owners of the Securities of such series and Coupons appertaining thereto will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred; and

- we have has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, as defined in the senior indenture, each stating that all conditions precedent provided for relating to the defeasance contemplated by this provision have been complied with.

Office Substitution

We may issue series of senior debt securities that permit us at any time, without the consent of the holders or the trustee, to designate our head office or another branch of ours (in this paragraph, we refer to each of our head office or any of our branches as an "**office**") as substitute for the office through which we have acted to issue such series with the same effect as if such substitute office had been originally named as the office through which we had acted to issue such series for all purposes under the senior indenture and such series. In order to give effect to such a substitution, we will give notice of the substitution to the trustee and the holders of such series of senior debt securities. With effect from the substitution date, such substitute office will, without any amendment of such series of senior debt securities or entry into any supplemental indenture, assume all of the obligations of the originally-named office as principal obligor under such series of senior debt securities. The applicable pricing supplement will include a reference to office substitution if included as a term of a series of senior debt securities.

Modification of the Senior Indenture

Modification without Consent of Holders. We and the trustee may enter into supplemental senior indentures without the consent of the holders of senior debt securities issued under the senior indenture to:

- convey, transfer, assign, mortgage or pledge to the trustee as security for the senior debt securities of one or more series any property or assets;

- evidence the assumption by a successor corporation of our obligations;

- add covenants for the protection of the holders of senior debt securities;

- cure any ambiguity or correct any inconsistency or manifest error;

- establish the forms or terms of senior debt securities of any series;

- evidence the acceptance of appointment by a successor trustee; or

- to give effect to any variation to the terms of the senior debt securities as a result of the impositions of any Resolution Measure.

Modification Requiring Consent of Each Holder. We and the trustee may not make any of the following changes to any outstanding senior debt security without the consent of each holder that would be affected by such change:

- change the final maturity of such senior debt security;

- reduce the principal amount;

- reduce the rate or change the time of payment of interest;

- reduce any amount payable on redemption;

- change the currency in which the principal, including any amount of original issue discount, premium, or interest thereon is payable;

- modify or amend the provisions for conversion of any currency into another currency;

- reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy;

- alter the terms on which holders of the senior debt securities may convert or exchange those senior debt securities for other securities of the Bank or of other entities or for other property or the cash value of thereof, other than in accordance with the antidilution provisions or other similar adjustment provisions included in the terms of the senior debt securities;

- alter certain provisions of the senior indenture relating to senior debt securities not denominated in U.S. dollars;

- impair the right of any holder to institute suit for the enforcement of any payment on any senior debt security when due; or

- reduce the percentage of senior debt securities the consent of whose holders is required for modification of the senior indenture.

Modification with Consent of Holders of a Majority. We and the trustee may make any other change to the senior indenture and to the rights of the holders of the senior debt securities issued thereunder, if we obtain the consent of the holders of not less than a majority in aggregate principal amount of all affected series of outstanding senior debt securities issued thereunder, voting as one class.

Concerning Our Relationship with the Trustee

We and our subsidiaries maintain ordinary banking relationships and custodial facilities with the trustee and affiliates of the trustee.

Governing Law

The senior indenture is, and the senior debt securities will be, governed by and construed in accordance with the laws of the State of New York, except as may be otherwise required by mandatory provisions of law.

Senior Debt Funding Securities

The Senior Debt Funding Indenture

We may issue senior debt funding securities, acting through our head office or through one of our branches. The senior debt funding securities offered pursuant to this prospectus will be issued in one or more series under, and will be governed by, the senior debt funding indenture, dated as of August 3, 2021, among us, as issuer, Delaware Trust Company, 251 Little Falls Drive, Wilmington, Delaware 19808, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, authenticating agent, issuing agent and registrar, as may be amended and supplemented from time to time.

The senior debt funding indenture will be qualified under the Trust Indenture Act. Under the provisions of the Trust Indenture Act, if the same institution acts as trustee under the senior debt funding indenture and also as trustee under any other indenture under which securities of ours are issued, upon a default in any series of securities issued under either indenture, the trustee may be deemed to have a conflicting interest and may be required to resign and a successor trustee will be appointed. As of the date of this prospectus, Delaware Trust Company acts both as trustee under the senior debt funding indenture and as trustee under the senior indenture.

In this sub-section "Description of Debt Securities—Senior Debt Funding Securities," we refer to the trustee under the senior debt funding indenture, including any successor trustee, as the "**trustee**" with respect to that indenture and the senior debt funding securities issued under it. We refer to the senior debt funding indenture, as it may be supplemented from time to time, as the "**senior debt funding indenture**."

We have summarized below the material provisions of the senior debt funding indenture and the senior debt funding securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries and are qualified in their entirety by the senior debt funding indenture. The terms of the senior debt funding indenture will include both those stated in that indenture and those made part of that indenture by the Trust Indenture Act. The senior debt funding indenture is included as an exhibit to the registration statement of which this prospectus forms a part, and you should read the senior debt funding indenture for provisions that may be important to you.

We May Issue Different Series of Senior Debt Funding Securities

The senior debt funding indenture does not limit the amount of senior debt funding securities that may be issued. We may issue senior debt funding securities from time to time in one or more distinct series, at a price of 100% of their principal amount or at a premium or a discount. This section summarizes terms of the senior debt funding securities that apply generally to all series. The provisions of the senior debt funding indenture allow us not only to issue senior debt funding securities with terms different from those of the senior debt funding securities previously issued under that indenture, but also to "reopen" a previously issued series of senior debt funding securities and issue additional senior debt funding securities of that series. The senior debt funding securities will not be secured by any property or assets of Deutsche Bank AG. We will describe many of the specific terms of the applicable series in the applicable prospectus supplement.

Ranking; Status

The senior debt funding securities (and in the case of senior debt funding securities in bearer form, any coupons to these securities) will constitute our unsecured and unsubordinated obligations ranking *pari passu* among themselves and *pari passu* with all of our other unsecured and unsubordinated obligations (including our obligations under our senior debt securities described elsewhere in this prospectus), subject, however, to statutory priorities conferred upon certain unsecured and unsubordinated obligations in the event of any Resolution Measures imposed on us or in the event of our dissolution, liquidation, insolvency or composition, or if other proceedings are opened for the avoidance of the insolvency of, or against, us; and pursuant to Section 46f(5) of the German Banking Act (*Kreditwesengesetz*), the obligations under the senior debt funding securities will rank in priority to our senior non-preferred obligations under any of our debt instruments (*Schuldtitel*) within the meaning of Section 46f(6) sentence 1 of the German Banking Act (including the senior non-preferred obligations under any such debt instruments that we issued before July 21, 2018 and that are subject to Section 46f(9) of the German Banking Act) or any successor provision, including eligible liabilities within the meaning of Articles 72a and 72(b) CRR.

Resolution Measures

By acquiring any senior debt funding securities, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority. As a result, you would have no claim or other right against us arising out of any Resolution Measure or increased losses incurred based on the order of priority under the German Banking Act. In addition, by your acquisition of senior debt funding securities, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee for the senior debt funding securities and the paying agent, the authenticating agent, the issuing agent and the registrar (which we refer to as the "**senior debt funding note agents**" herein) for, agree not to initiate a suit against such trustee or the senior debt funding note agents in respect of, and agree that such trustee and the senior debt funding note agents will not be liable for, any action that such trustee or the senior debt funding note agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the senior debt funding securities. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. For more information, please see the sections "Resolution Measures" and "Risk Factors" in this prospectus.

Qualification as "Eligible Liabilities"

The senior debt funding securities are intended to qualify as eligible liabilities instruments for the minimum requirement for own funds and eligible liabilities as described and provided for in the bank regulatory capital provisions to which we are subject, including restrictions on the aggregate amount

of similar instruments that we may use for such purposes, but do not constitute senior non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act.

No Enhancement; No Set-off; No Security; Early Redemption

The senior debt funding indenture provides that:

- no subsequent agreement may enhance the seniority of our obligations under the senior debt funding securities or shorten the term of any of the senior debt funding securities or any applicable notice period;

- no holder of the senior debt funding securities may set off or net its claims arising under such senior debt funding securities against any claims of ours;

- no collateral or guarantee will be provided at any time to secure the claims of the holders under the senior debt funding securities; any collateral or guarantee already provided or granted in the future in connection with other liabilities of ours may not be used for claims under the senior debt funding securities; and

- any redemption of any series of senior debt funding securities prior to their scheduled maturity will be subject to (i) receipt by the Bank of prior approval of the competent resolution authority, and (ii) compliance with any other regulatory requirements. If the senior debt funding securities are redeemed by us without the approval of such competent resolution authority, then the amounts paid on the senior debt funding securities must be returned to us irrespective of any agreement to the contrary.

If we fail to make payment on the senior debt funding securities when due, we will be in default on our obligations under the senior debt funding indenture. In such case, the trustee and the holders of senior debt funding securities could take action against us, but they may not accelerate the maturity of the senior debt funding securities.

Payments on the Senior Debt Funding Securities

Denomination and Currency. Unless otherwise specified in the applicable pricing supplement, the senior debt funding securities will be denominated and payable in U.S. dollars.

Fixed Rate and Floating Rate Senior Debt Funding Securities. The senior debt funding securities may bear interest at a fixed rate or a floating rate, which, in either case, may be zero, or at a rate that varies during the lifetime of the senior debt funding securities. The senior debt funding securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

Terms Specified in Prospectus Supplement

The prospectus supplement will contain, where applicable, the following terms of and other information relating to any of the senior debt funding securities we are offering:

- whether the senior debt funding securities will be issued by Deutsche Bank AG, acting through its head office or through one of its branches;

- the specific designation;

- the qualification of the senior debt funding securities as eligible liabilities for bank regulatory purposes;

- whether we are permitted to substitute the office through which we are acting for all purposes under the senior debt funding securities;

- the aggregate principal amount, purchase price and denomination;

- the currency, if other than U.S. dollars, in which the senior debt funding securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

- the date of maturity (and any provisions relating to postponing or shortening the maturity date to account for days that are not business days);

- the interest rate or rates or the method by which the calculation agent (identified in the prospectus supplement) will determine the interest rate or rates, if any;

- the date from which interest accrues and the interest payment dates, if any;

- the place or places for payment of the principal of and any premium, if any, and/or interest, if any, on the senior debt funding securities;

- any redemption provisions, including any redemption notice provisions;

- whether we will issue the senior debt funding securities in registered form or bearer form or both and, if we are offering senior debt funding securities in bearer form, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of those senior debt funding securities in bearer form;

- whether we will issue the senior debt funding securities in global (*i.e.*, book-entry) or definitive (*i.e.*, certificated) form and under what terms and conditions;

- the identity of any agents for the senior debt funding securities, including the trustee, depositaries, authenticating or paying agents, transfer agents, registrars, determination or other agents;

- the proposed listing, if any, of the senior debt funding securities on any securities exchange;

- any additions to or modifications of our covenants set forth herein with respect to the senior debt funding securities; and

- any other specific terms of the senior debt funding securities and any terms required by or advisable under applicable laws or regulations

The prospectus supplement relating to any series of senior debt funding securities may also include, if applicable, a discussion of certain U.S. federal income tax considerations, certain German income tax consequences, certain income tax consequences due to the jurisdiction of any relevant issuing branch and certain considerations under ERISA, in each case in relation to an investment in the senior debt funding securities.

Registration and Transfer of Senior Debt Funding Securities

Holders may present senior debt funding securities for exchange and transfer (except bearer securities) in the manner, at the places and subject to the restrictions stated in the senior debt funding securities and described in the applicable prospectus supplement. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations or requirements provided in the senior debt funding indenture (or any supplemental indenture thereto) or issuer order under which that series of senior debt funding securities is issued.

Holders may transfer senior debt funding securities in bearer form and/or the related coupons, if any, by delivery to the transferee.

If any of the senior debt funding securities are held in global form, the procedures for transfer of interests in those senior debt funding securities will depend upon the procedures of the depositary for those global securities. See "Forms of Securities."

Impact of Significant Corporate Actions and Other Developments

Under German law, a surviving corporation in a merger or consolidation generally assumes the obligations of its predecessors. There are, however, no covenants in the senior debt funding indenture or other provisions designed to protect holders of senior debt funding securities against a reduction in our creditworthiness that would afford holders of senior debt funding securities additional protection in the event of a recapitalization transaction, a change of control of the Bank, a merger or consolidation, a sale, lease or conveyance of all or substantially all of our assets or a highly leveraged transaction or any other transaction that might adversely affect holders of senior debt funding securities.

It may be that we will depend increasingly upon the earnings and cash flow of our subsidiaries to meet our obligations under the senior debt funding securities. Since the creditors of any of our subsidiaries would generally have a right to receive payment that is superior to our right to receive payment from the assets of that subsidiary, holders of senior debt funding securities will be effectively subordinated to creditors of our subsidiaries. In addition, there are various regulatory requirements applicable to some of our subsidiaries that limit their ability to pay dividends and make loans and advances to us.

Events of Default

An event of default is defined under the senior debt funding indenture, with respect to any series of senior debt funding securities issued under that indenture, as the opening of insolvency proceedings against us by a German court having jurisdiction over us. There are no other events of default under the senior debt funding indenture.

Acceleration Upon Event of Default. The senior debt funding indenture provides if an event of default occurs or is continuing, either the trustee or the holders of not less than 33 $^1/_3$% in aggregate principal amount of all outstanding senior debt funding securities issued under the senior debt funding indenture, voting as one class, by notice in writing to the Bank, may declare the principal of all outstanding senior debt funding securities issued under the senior debt funding indenture, and interest accrued thereon, to be due and payable immediately.

No Acceleration Upon Other Defaults. The senior debt funding indenture provides that there is no right of acceleration in the case of a default in the payment of principal of, interest on, or other amounts owing under any series of senior debt funding securities issued under the senior debt funding indenture or a default in the performance of any of our other covenants under the senior debt funding securities.

No Negative Pledge. The senior debt funding indenture does not contain any restrictions preventing us from incurring additional debt or from securing any of our debt by a pledge, lien or other encumbrance on any of our assets.

Indemnification of Trustee for Actions Taken on Your Behalf. The senior debt funding indenture provides that the trustee will not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of senior debt funding securities issued under the senior debt funding indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. In addition, the senior debt funding indenture contains a provision entitling the trustee, subject to the duty of the trustee to act with the required standard of care during a default, to be indemnified by the holders of senior debt funding securities issued under that indenture before proceeding to exercise any right or power at the request of holders. Subject to these provisions and some other limitations, the holders of a majority in aggregate principal amount of each affected series of outstanding senior debt funding securities, voting as one class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Limitation on Actions by You as an Individual Holder. The senior debt funding indenture provides that no individual holder of senior debt funding securities may institute any action against us under that indenture, except actions for payment of overdue principal and interest at maturity or upon acceleration unless the following actions have occurred:

- the holder must have previously given written notice to the trustee of the default (including any event of default) and the continuance thereof;

- the holders of not less than a majority in aggregate principal amount of the outstanding senior debt funding securities of each affected series, treated as one class, must have (1) requested the trustee to institute that action and (2) offered the trustee reasonable indemnity and/or security;

- the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

- the holders of a majority in aggregate principal amount of the outstanding senior debt funding securities of each affected series, treated as one class, must not have given directions to the trustee inconsistent with those of the holders referred to above.

The senior debt funding indenture contains a covenant that we will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

Discharge

We may only discharge all of our obligations under the senior debt funding indenture, other than as to transfers and exchanges, after we have:

- paid or caused to be paid the principal of and any interest or premium, if any, on all of the outstanding senior debt funding securities issued thereunder in accordance with their terms; or

- delivered to the trustee for cancellation all of the outstanding senior debt funding securities issued thereunder.

Office Substitution

We may issue series of senior debt funding securities that permit us at any time, without the consent of the holders or the trustee, to designate our head office or another branch of ours (in this paragraph, we refer to each of our head office or any of our branches as an "**office**") as substitute for the office through which we have acted to issue such series with the same effect as if such substitute office had been originally named as the office through which we had acted to issue such series for all purposes under the senior debt funding indenture and such series. In order to give effect to such a substitution, we will give notice of the substitution to the trustee and the holders of such series of senior debt funding securities. With effect from the substitution date, such substitute office will, without any amendment of such series of senior debt funding securities or entry into any supplemental indenture, assume all of the obligations of the originally-named office as principal obligor under such series of senior debt funding securities. The applicable pricing supplement will include a reference to office substitution if included as a term of a series of senior debt funding securities.

Modification of the Senior Debt Funding Indenture

Modification without Consent of Holders. We and the trustee may enter into supplemental senior debt funding indentures without the consent of the holders of the senior debt funding securities issued under the senior debt funding indenture to:

- evidence the assumption by a successor corporation of our obligations;
- add covenants for the protection of the holders of senior debt funding securities;
- cure any ambiguity or correct any inconsistency or manifest error;
- establish the forms or terms of senior debt funding securities of any series; or
- evidence the acceptance of appointment by a successor trustee; or
- to give effect to any variation to the terms of the senior debt funding securities as a result of the imposition of any Resolution Measure,

provided, that any such modification is permitted by relevant laws and regulations and subject to approval by the competent supervisory or resolution authority, as applicable.

Modification Requiring Consent of Each Holder. We and the trustee may not make any of the following changes to any outstanding senior debt funding security without the consent of each holder that would be affected by such change:

- change the final maturity of such senior debt funding security;
- reduce the principal amount;
- reduce the rate or change the time of payment of interest;
- reduce any amount payable on redemption;
- change the currency in which the principal, including any amount of original issue discount, premium, or interest thereon is payable;
- modify or amend the provisions for conversion of any currency into another currency;
- reduce the amount of any original issue discount security provable in bankruptcy;
- alter certain provisions of the senior debt funding indenture relating to senior debt funding securities not denominated in U.S. dollars;
- impair the right of any holder to institute suit for the enforcement of any payment on any security when due; or
- reduce the percentage of senior debt funding securities the consent of whose holders is required for modification of the senior debt funding indenture,

provided, that any such change is permitted by relevant laws and regulations and, if applicable, subject to approval by the competent supervisory or resolution authority.

Modification with Consent of Holders of a Majority. We and the trustee may make any other change to the senior debt funding indenture and to the rights of the holders of the senior debt funding securities issued thereunder, if we obtain the consent of the holders of not less than a majority in aggregate principal amount of all affected series of outstanding senior debt funding securities issued thereunder, voting as one class *provided,* that any such change is permitted by relevant laws and regulations and subject to approval by the competent authority, as applicable.

Concerning Our Relationship with the Trustee

We and our subsidiaries maintain ordinary banking relationships and custodial facilities with the trustee and affiliates of the trustee.

Governing Law

The senior debt funding indenture is, and the senior debt funding securities will be, governed by and construed in accordance with the laws of the State of New York, except as may be otherwise required by mandatory provisions of law.

DESCRIPTION OF WARRANTS

We may offer warrants separately or together with one or more additional warrants, ordinary shares, tradable subscription rights to subscribe for our ordinary shares, purchase contracts, capital securities and debt securities issued by us or debt obligations or other securities of an entity affiliated or not affiliated with us or any combination of those securities in the form of units, as described in the applicable prospectus supplement. The warrants offered pursuant to this prospectus will be issued pursuant to the warrant agreement, dated November 15, 2007, between us and Deutsche Bank Trust Company Americas as warrant agent, as amended by the first amendment to the warrant agreement, dated as of January 1, 2015, the second amendment to the warrant agreement, dated as of January 1, 2016, the third amendment to the warrant agreement, dated as of July 21, 2018, and as may be further amended and supplemented from time to time. If we issue warrants as part of a unit, the accompanying prospectus supplement will specify whether those warrants may be separated from the other securities in the unit prior to the warrants' expiration date. Warrants to purchase or sell securities of entities not affiliated with us issued in the United States may not be so separated prior to the 91st day after the issuance of the unit, unless otherwise specified in the applicable prospectus supplement.

We may issue warrants, on terms to be determined at the time of sale, for the purchase or sale of, or whose redemption value is determined by reference to the performance, level or value of one or more of the following: securities issued by us or by an entity affiliated or not affiliated with us, indices, currencies, commodities, interest rates, any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances and/or a basket or baskets of any of these items.

We refer to the items described above as "**warrant property**." We may satisfy our obligations, if any, with respect to any warrants by delivering the warrant property, the cash value of the warrant property or the cash value of the warrants determined by reference to the performance, level or value of the warrant property, all as described in the applicable prospectus supplement.

The warrants are our unsecured contractual obligations and will rank equally and *pari passu* with our other unsecured contractual obligations and with our unsecured and unsubordinated debt obligations, subject to any statutory priority regime of the jurisdiction of our incorporation (or, in the case of warrants issued by Deutsche Bank AG acting through a branch, of the jurisdiction where the branch is established) that provides certain claims will be satisfied first in a resolution or German insolvency proceeding with respect to us. In connection with the application of the order of priority under the German Banking Act, in a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to us, the warrants are expected to be among our unsecured unsubordinated obligations that would bear losses after our unsecured and unsubordinated non-preferred obligations under debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act such as the eligible liabilities senior debt securities (including the obligations under any such debt instruments that were issued by us before July 21, 2018 and that are subject to Section 46f(9) of the German Banking Act).

Unless otherwise specified in the relevant pricing supplement, by acquiring any warrants issued on or after January 1, 2015, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority. As a result, you would have no claim or other right against us arising out of any Resolution Measure. In addition, by your acquisition of the warrants, you waive, to the fullest extent permitted by applicable law, any and all claims against the warrant agent for, agree not to initiate a suit against the warrant agent in respect of, and agree that the warrant agent will not be liable for, any action that the warrant agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the warrants. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. For more information, please see the sections "Resolution Measures" and "Risk Factors" in this prospectus.

We may issue warrants, acting through our head office or through one of our branches. Deutsche Bank AG as a whole is responsible for the obligations of its branches. Where, however, Deutsche Bank AG is delayed in performing or is unable, whether in whole or in part, to perform the obligations of the branch that issued any warrants through such branch due to any law, requirement or any other act of state or of any authority in the jurisdiction of such branch, investors may be unable to seek

performance of such obligations through any of Deutsche Bank's other branches or offices (including its head office).

Terms Specified in Prospectus Supplement

The prospectus supplement will contain, where applicable, the following terms of and other information relating to any offered warrants:

- the specific designation;

- whether we are permitted to substitute the office through which we are acting for all purposes under the warrants;

- the aggregate number of, and the price at which we will issue, the warrants;

- the currency with which the warrants may be purchased;

- whether we will issue the warrants in registered form or bearer form or both;

- the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;

- if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

- if applicable, the date on and after which the warrants and the related securities will be separately transferable;

- whether the warrants are put warrants, call warrants or spread warrants (entitling the holder to receive a cash value to be determined by reference to the amount, if any, by which a specified reference value of the warrant property at the time of exercise exceeds a specified base value of the warrant property), whether you or we will have the right to exercise the warrants and any conditions or restrictions on the exercise of the warrants;

- the specific warrant property or cash value, and the amount or the method for determining the amount of the warrant property or cash value, deliverable upon exercise of each warrant;

- the price at which and the currency with which the underlying securities, currencies or commodities may be purchased or sold upon the exercise of each warrant, or the method of determining that price;

- whether the warrant must be exercised by the payment of the exercise price in cash, on a cashless basis or by the delivery of any other security;

- whether the exercise of the warrants is to be settled in cash or by delivery of the underlying securities, commodities, or both;

- the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars, determination or other agents;

- certain U.S. federal income tax considerations, certain German income tax consequences and certain income tax consequences due to the jurisdiction of any relevant issuing branch, in each case in relation to an investment in the warrants;

- the proposed listing, if any, of the warrants or any securities that may be acquired upon exercise of the warrants on any securities exchange;

- whether the warrants are to be sold separately or with other securities as part of units; and

- any additional terms of the agreement governing the warrants and any terms required by or advisable under applicable laws or regulations.

Office Substitution

We may issue series of warrants that permit us at any time, without the consent of the holders, to designate our head office or another branch of ours (in this paragraph, we refer to each of our head office or any of our branches as an "**office**") as substitute for the office through which we have acted to issue such series with the same effect as if such substitute office had been originally named as the office through which we had acted to issue such series for all purposes under the warrant agreement

and such series. In order to give effect to such a substitution, we will give notice of the substitution to the holders of such series of warrants. With effect from the substitution date, such substitute office will, without any amendment of such series of warrants or the warrant agreement, assume all of the obligations of the originally-named office as principal obligor under such series of warrants. The applicable pricing supplement will include a reference to office substitution if included as a term of a series of warrants.

Governing Law

The warrants will be governed by, and construed in accordance with, the laws of the State of New York, excluding choice of law provisions.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts (including purchase contracts issued as part of a unit with one or more warrants, capital securities or debt securities issued by us or debt obligations or other securities of an entity affiliated or not affiliated with us) to purchase or sell, or whose redemption value is determined by reference to the performance, level or value of one or more of the following: securities issued by us or by an entity affiliated or not affiliated with us, indices, currencies, commodities, interest rates, any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances and/or a basket or baskets of any of these items.

We refer to the property described above as "**purchase contract property**."

Each purchase contract will obligate the holder to purchase or sell, and obligate us to sell or purchase, on specified dates, the purchase contract property at a specified price or prices (which may be based on a formula), all as described in the applicable prospectus supplement. We may satisfy our obligations, if any, with respect to any purchase contract by delivering the purchase contract property, the cash value of such purchase contract property or the cash value of the purchase contract (which may be based on a formula or determined by reference to the performance, level or value of the purchase contract property), or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, all as set forth in the applicable prospectus supplement. The applicable prospectus supplement will specify the methods by which the holders may purchase or sell the purchase contract property, any acceleration, cancellation or termination provisions, the identity of any purchase contract agent, other provisions relating to the settlement of a purchase contract or any other terms of the purchase contracts. The applicable prospectus supplement will also specify, if applicable, certain U.S. federal income tax considerations, certain German income tax consequences and certain income tax consequences due to the jurisdiction of any relevant issuing branch, in each case in relation to an investment in the purchase contracts.

Any provisions relating to the acknowledgment and acceptance of the effects of the imposition of any Resolution Measure on purchase contracts will be set out in the applicable prospectus supplement we will file in connection with their issuance.

Prepaid Purchase Contracts

Purchase contracts may require holders to satisfy their obligations under the purchase contracts at the time they are issued. We refer to these purchase contracts as "**prepaid purchase contracts**." In certain circumstances, our obligation to settle prepaid purchase contracts on the relevant settlement date may be governed by the senior indenture and accordingly will rank on parity with all of our other unsecured and unsubordinated debt.

Purchase Contracts Issued as Part of Units

Purchase contracts issued as part of a unit will be governed by the terms and provisions of a unit agreement, as described in the applicable prospectus supplement.

DESCRIPTION OF UNITS

We may issue units consisting of any combination of ordinary shares, tradable subscription rights to subscribe for ordinary shares, warrants, purchase contracts, capital securities, debt securities issued by us and debt obligations or other securities of an entity affiliated or not affiliated with us. The applicable prospectus supplement will also describe, if applicable:

- the designation and the terms of the units and of any combination of ordinary shares, tradable subscription rights to subscribe for ordinary shares, warrants, purchase contracts, capital securities, debt securities issued by us and debt obligations or other securities of an entity affiliated or not affiliated with us constituting the units, including whether and under what circumstances the ordinary shares, tradable subscription rights to subscribe for ordinary shares, warrants, purchase contracts, capital securities, debt securities issued by us and debt obligations or other securities of an entity affiliated or not affiliated with us may be traded separately;

- any additional terms of the agreement governing the units;

- any additional provisions for the issuance, payment, settlement, transfer or exchange of the units or of the ordinary shares, tradable subscription rights to subscribe for ordinary shares, warrants, purchase contracts, capital securities, debt securities issued by us and debt obligations or other securities of an entity affiliated or not affiliated with us constituting the units; and

- certain U.S. federal income tax considerations, certain German income tax consequences and certain income tax consequences due to the jurisdiction of any relevant issuing branch, in each case in relation to an investment in the units.

The terms and conditions described under "Description of Ordinary Shares," "Description of Tradable Subscription Rights to Subscribe for Ordinary Shares," "Description of the Capital Securities," "Description of Debt Securities," "Description of Warrants" and "Description of Purchase Contracts" will apply to each unit and to any ordinary shares, tradable subscription rights to subscribe for ordinary shares, capital securities, debt securities, warrants and purchase contracts issued by us included in each unit, unless otherwise specified in the applicable prospectus supplement.

Any provisions relating to the acknowledgment and acceptance of the effects of the imposition of any Resolution Measure on units will be set out in the applicable prospectus supplement we will file in connection with their issuance.

RESOLUTION MEASURES

References to "you" in this "Resolution Measures" section means the holders of the capital securities, debt securities or warrants as the case may be (including the beneficial owners). "Beneficial owner" means (i) if any capital securities, debt securities or warrants are in global form, the beneficial owners of such securities (and any interest therein) and (ii) if any capital securities, debt securities or warrants are in definitive form, the holders in whose name such securities are registered in the security or warrant register, as applicable, and any beneficial owners holding an interest in such securities in definitive form.

Under the relevant resolution laws and regulations as applicable to us from time to time, the capital securities, debt securities and warrants may be subject to the powers exercised by the competent resolution authority to:

- write down, including write down to zero, the claims for payment of the principal amount, the interest amount or any other amount or, if applicable, claims for delivery of any property in respect of the capital securities, debt securities or warrants;

- convert the capital securities, debt securities or warrants into ordinary shares of (A) the Bank or (B) any group entity or (C) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital (and issue to or confer on the holders (including the beneficial owners) such ordinary shares or instruments); and/or

- apply any other resolution measure, including, but not limited to, (i) any transfer of the capital securities, debt securities or warrants to another entity, (ii) the amendment, modification or variation of the terms and conditions of the capital securities, debt securities or warrants or (iii) the cancellation of the capital securities, debt securities or warrants.

The write-down and conversion powers are commonly referred to as the "**bail-in tool**" and the bail-in tool and each of the other resolution measures are hereinafter referred to as a "**Resolution Measure**". When we refer to a "group entity," we mean an entity that is included in the corporate group subject to a Resolution Measure, and when we refer to a "bridge bank," we mean a newly chartered German bank that would receive some or all of our equity securities, assets, liabilities and material contracts, including those attributable to our branches and subsidiaries, in the event of the imposition of Resolution Measures.

For the avoidance of doubt, any non-payment or, if applicable, non-delivery by us arising out of any such Resolution Measure will not constitute a failure by us under the terms of the capital securities, debt securities or warrants, or under the capital securities indenture, the senior indenture, the subordinated indenture, the eligible liabilities senior indenture, the senior debt funding or the warrant agreement, as applicable, to make a payment of principal of, interest on or other amounts owing, or deliverable, under the capital securities, debt securities or warrants.

Where applicable, we will include any further specific terms relating to the potential imposition of Resolution Measures with respect to future issuances of capital securities, debt securities and warrants in a prospectus supplement or a pricing supplement that we will file in connection with such issuance. The application of any Resolution Measure to purchase contracts and units will be described in the applicable prospectus supplement we will file in connection with their issuance.

Deemed Agreement to Resolution Measures

By your acquisition of the capital securities, debt securities or warrants (unless otherwise specified in the relevant pricing supplement), you will be deemed irrevocably to have agreed, and you will agree:

- to be bound by, to acknowledge and to accept any Resolution Measure and any amendment, modification or variation of the terms and conditions of the capital securities, debt securities or warrants to give effect to any Resolution Measure;

- that you will have no claim or other right against us arising out of any Resolution Measure;

- that, in the case of the capital securities and the debt securities, the imposition of any Resolution Measure will not constitute a default or an event of default (i) under such securities, (ii) under the relevant indenture or (iii) for the purpose of, but only to the fullest extent permitted by, the Trust Indenture Act (including, without limitation, Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act) and applicable law; and

- that, in the case of the warrants, the imposition of any Resolution Measure will not constitute a default (i) under the warrants or (ii) under the warrant agreement.

By your acquisition of the capital securities, debt securities or warrants, you will be deemed irrevocably to have (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the capital securities, debt securities or warrants, (ii) authorized, directed and requested The Depository Trust Company (in its capacity as the depositary, the "**Depositary**") and any direct participant in the Depositary or other intermediary through which you hold such capital securities, debt securities or warrants to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the capital securities, debt securities or warrants as it may be imposed, without any further action or direction on your part or on the part of the relevant trustee, the relevant agents or the warrant agent, as applicable, and (iii) acknowledged and accepted that the Resolution Measure provisions described in this "Resolution Measures" section are exhaustive on the matters described herein to the exclusion of any other agreements, arrangements or understandings between you and us relating to the terms and conditions of the capital securities, debt securities or warrants.

Resolution Measures Applicable to the Capital Securities and the Debt Securities

Unless otherwise specified in the relevant pricing supplement, by acquiring any capital securities or debt securities, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority.

The terms and conditions of the capital securities or the debt securities, as the case may be, will continue to apply in relation to the residual principal amount of, or outstanding amount payable in respect of, the relevant securities, subject to any modification of the amount of interest payable, if any, to reflect the reduction of the principal amount, and any further modification of the terms of the relevant securities that the competent resolution authority may decide in accordance with applicable laws and regulations relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in Germany.

No repayment of any then-current principal amount of the capital securities or the debt securities or payment of interest or any other amount thereon (to the extent of the portion thereof affected by the imposition of a Resolution Measure) will become due and payable after the imposition of any Resolution Measure by the competent resolution authority, unless such repayment or payment would be permitted to be made by us under the laws and regulations of Germany then applicable to us.

By your acquisition of capital securities or the debt securities, as the case may be, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the relevant trustee or the relevant agents under the applicable indenture (which we refer to as the "**agents**" herein) for, agree not to initiate a suit against that trustee or those agents in respect of, and agree that that trustee and those agents will not be liable for, any action that that trustee or those agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the relevant securities.

Upon the imposition of a Resolution Measure by the competent resolution authority with respect to the capital securities or the debt securities, as the case may be, we will provide a written notice directly to the relevant holders in accordance with the relevant indenture as soon as practicable regarding such imposition of a Resolution Measure by the competent resolution authority for purposes of notifying such holders of such occurrence. We will also deliver a copy of such notice to the relevant trustee and the relevant agents for information purposes only, and that trustee and those agents will be entitled to rely, and will not be liable for relying, on the competent resolution authority and the Resolution Measure identified in such notice. Any delay or failure by us to give notice will not affect the validity or enforceability of any Resolution Measure nor the effects thereof on the relevant securities.

If, in the case of the capital securities, we have elected to redeem any capital securities or, in the case of the debt securities, any such debt securities are called or being called for redemption by us or submitted or being submitted by the holders for repurchase by us pursuant to an option to require us to repurchase such securities, but prior to the payment of the redemption or repurchase amount the competent resolution authority has imposed a Resolution Measure with respect to such securities, the relevant redemption or repurchase notice will be automatically rescinded and will be of no force and effect, and no payment of the redemption or repurchase amount will be due and payable.

Upon the imposition of any Resolution Measure by the competent resolution authority, the relevant trustee for the capital securities or the debt securities, as the case may be, will not be required to take any further directions from holders of the relevant securities pursuant to the relevant indenture, which authorizes holders of a majority in aggregate principal amount of the relevant securities at the time outstanding to direct certain actions relating to those securities, and if any such direction was previously given pursuant to the relevant indenture to the relevant trustee by the relevant holders, it will automatically cease to be effective, be null and void and have no further effect.

No indenture will impose any duties, obligations or liabilities upon the relevant trustee or the relevant agents whatsoever with respect to the imposition of any Resolution Measure by the competent resolution authority. The relevant trustee and the relevant agents will be fully protected in acting or refraining from acting in accordance with a Resolution Measure. Notwithstanding the foregoing, if, following the completion of the imposition of a Resolution Measure by the competent resolution authority, the capital securities or the debt securities remain outstanding (for example, if the imposition of a Resolution Measure results in only a partial write-down of the principal of the relevant securities), then the relevant trustee's and each relevant agent's duties under the relevant indenture will remain applicable with respect to the relevant securities following such completion to the extent that we, the relevant trustee and the relevant agents agree pursuant to a supplemental indenture, unless we, the relevant trustee and the relevant agents agree that a supplemental indenture is not necessary.

If the competent resolution authority imposes a Resolution Measure with respect to less than the total outstanding principal amount of capital securities or the debt securities, as the case may be, unless the relevant trustee or the relevant agents are otherwise instructed by us or the competent resolution authority, any cancellation, write-off or conversion into equity made in respect of the relevant securities pursuant to the Resolution Measure will be made on a substantially *pro rata* basis among the relevant securities of any series.

Resolution Measures Applicable to the Warrants

Unless otherwise specified in the relevant pricing supplement, by acquiring any warrants issued on or after January 1, 2015, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority.

The terms and conditions of the warrants will continue to apply in relation to the residual notional amount of, or the amount due but unpaid in respect of, the warrants, subject to any modification of the amount payable, if any, to reflect the reduction of the notional amount or amount due but unpaid in respect of the warrants, and any further modification of the terms and conditions of the warrants that the competent resolution authority may decide in accordance with applicable laws and regulations relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in Germany.

No payment of any amount (or delivery of any property, if applicable) in respect of the warrants (to the extent of the portion thereof affected by the imposition of a Resolution Measure) will become due and payable after the imposition of any Resolution Measure by the competent resolution authority, unless such payment or delivery would be permitted to be made by us under the laws and regulations of Germany then applicable to us.

By your acquisition of the warrants, you waive, to the fullest extent permitted by applicable law, any and all claims against the warrant agent for, agree not to initiate a suit against the warrant agent in respect of, and agree that the warrant agent will not be liable for, any action that the warrant agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the warrants.

Upon the imposition of a Resolution Measure by the competent resolution authority with respect to the warrants, we will provide a written notice directly to the holders in accordance with the warrant agreement as soon as practicable regarding such imposition of a Resolution Measure by the competent resolution authority for purposes of notifying holders of such occurrence. We will also deliver a copy of such notice to the warrant agent for information purposes, and the warrant agent will be entitled to rely, and will not be liable for relying, on the competent resolution authority and the Resolution Measure identified in such notice. Any delay or failure by us to give notice will not affect the validity or enforceability of any Resolution Measure nor the effects thereof on the warrants.

If you have elected to exercise any warrants, but prior to the payment or delivery of the cash settlement amount or warrant property for the warrants the competent resolution authority has

imposed a Resolution Measure with respect to the warrants, the exercise notice will be automatically rescinded and will be of no force and effect, and no payment or delivery of the cash settlement amount or warrant property for the warrants will be due and payable or deliverable.

The warrant agreement will impose no duties, obligations or liabilities upon the warrant agent whatsoever with respect to the imposition of any Resolution Measure by the competent resolution authority and the warrant agent will be fully protected in acting or refraining from acting in accordance with a Resolution Measure. Notwithstanding the foregoing, if, following the completion of the imposition of a Resolution Measure by the competent resolution authority, the warrants remain outstanding, then the warrant agent's duties under the warrant agreement will remain applicable with respect to the warrants following such completion to the extent that we and the warrant agent agree pursuant to an amendment to the warrant agreement, unless we and the warrant agent agree that an amendment to the warrant agreement is not necessary.

If the competent resolution authority imposes a Resolution Measure with respect to less than the total outstanding notional amount of warrants, unless the warrant agent is otherwise instructed by us or the competent resolution authority, any cancellation, write-off or conversion into equity made in respect of the warrants pursuant to the Resolution Measure will be made on a substantially pro rata basis among the warrants of any series.

In addition to the recognition of Resolution Measures, the terms of any warrants may also include provisions on the recognition of so-called stay powers of resolutions authorities, such as to stay termination and enforcement rights.

FORMS OF SECURITIES

Each capital security, debt security, warrant, purchase contract and unit will be represented either by:

- one or more global securities representing the entire issuance of securities; or

- a certificate issued in definitive form to a particular investor.

Certificated securities in definitive form and global securities both may be issued either (1) in registered form, where our obligation runs to the holder of the security named on the face of the security or (2) in bearer form, where our obligation runs to the bearer of the security, subject to the limitations explained below under "—Limitations on Issuance of Bearer Securities" or, in the case of capital securities, the limitation to be described in the prospectus supplement relating to such capital security.

Unless the applicable prospectus supplement specifies otherwise, our ordinary shares will be issued in the form of global registered shares represented by one or more global securities.

Unless the applicable prospectus supplement specifies otherwise, tradable subscription rights to subscribe for our ordinary shares will be issued as book-entry interests in global registered form.

Legal Ownership

Global Securities. Global securities will name a depositary or its nominee as the owner of the capital securities, debt securities, warrants, purchase contracts or units represented by these global securities (other than global bearer securities, which name the bearer as owner). Investors in global securities can own only beneficial interests in such securities. The depositary maintains a computerized system that will reflect each investor's beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below under "—Global Securities."

Definitive Securities. Definitive securities will name you or your nominee as the owner of the security (other than definitive bearer securities, which will specify the bearer as owner). In order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the relevant trustee, registrar, paying agent or other agent, as applicable.

Our Obligations Are to Legal Owners Only. Our obligations, as well as the obligations of the trustees under any indenture, and the obligations, if any, of any warrant agents, purchase contract agents and unit agents and any other agents of ours, any agents of any trustee or any agents of any warrant agents, purchase contract agents or unit agents, run only to the persons or entities named as holders of the securities in the relevant security register, in the case of registered securities, or the persons or entities that are the bearers of those securities, in the case of bearer securities.

> *Neither we nor any trustee, warrant agent, purchase contract agent, unit agent, other agent of ours, agent of any trustee or agent of the warrant agents, purchase contract agents or unit agents has obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means.*

Upon making a payment or giving a notice to the holder or bearer as required by the terms of that security, we will have no further responsibility for that payment or notice even if that holder or bearer is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners of beneficial interests in that security but does not do so. Similarly, if we want to obtain the approval or consent of the holders or bearers of any securities for any purpose, we would seek the approval only from the holders or bearers, and not the indirect owners, of the relevant securities. Whether and how the holders or bearers contact the indirect owners would be governed by the agreements between such holders and bearers and the indirect owners.

Global Securities

Registered Global Securities. We may issue ordinary shares, registered capital securities, debt securities, warrants, purchase contracts and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or its nominee. In those cases (except with regard to ordinary shares), one or more registered global securities will be issued in a

denomination or aggregate denominations equal to the portion of the aggregate principal, face amount or liquidation preference amount of the securities to be represented by registered global securities. In the case of ordinary shares, one or more registered global securities will be issued in the aggregate amount of the number of ordinary shares to be represented. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called "**participants**," who have accounts with the depositary or persons who may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or selling agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the Articles of Association, indenture, warrant agreement, purchase contract or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the Articles of Association, indenture, warrant agreement, purchase contract or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the Articles of Association, indenture, warrant agreement, purchase contract or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the Articles of Association, indenture, warrant agreement, purchase contract or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Payments of principal of, and premium (if any) and interest (if any) on, capital securities and debt securities, and any payments to holders with respect to ordinary shares, warrants, purchase contracts or units, represented by a registered global security registered in the name of a depositary or its nominee, will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of the Bank, the trustees, the warrant agents, the purchase contract agents, the unit agents or any other agent of the Bank, agent of any trustee or agent of the warrant agents, purchase contract agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of dividend, principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants' accounts in amounts proportionate to their respective beneficial interests in that

registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants, not us.

Discontinuance of Any Depositary. If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. In addition, we may at any time request the withdrawal from the depositary of any of the securities represented by one or more registered global securities. Upon receipt of such request, the depositary will issue a notice to its participants of our request, and will process any withdrawal requests submitted by those participants in accordance with its procedures. If participants request withdrawal following our request, we will issue securities in definitive form in exchange for that portion of the registered global security or securities representing the securities held by participants requesting such withdrawal. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, purchase contract agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary's instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

Bearer Global Securities. The securities may also be issued in the form of one or more bearer global securities that will be deposited with a common depositary for Euroclear Bank SA/NV, as operator of the Euroclear System, and Clearstream Banking, *société anonyme*, or with a nominee for the depositary identified in the prospectus supplement relating to those securities. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any securities to be represented by a bearer global security will be described in the prospectus supplement relating to those securities.

Limitations on Issuance of Bearer Securities

In compliance with U.S. federal income tax laws and regulations, bearer securities, including bearer securities in global form, will not be offered, sold or delivered, directly or indirectly, in the United States or its possessions or to United States persons, as defined below, except as otherwise permitted by Notice 2012-20, implementing rules similar to former United States Treasury Regulations Section 1.163–5(c)(2)(i)(D). Any underwriters, selling agents or dealers participating in the offerings of bearer securities, directly or indirectly, must agree that:

- they will not, in connection with the original issuance of any bearer securities or during the restricted period with respect to such securities (as defined in former United States Treasury Regulations Section 1.163–5(c)(2)(i)(D)(7)), which we refer to as the "**restricted period**," offer, sell or deliver, directly or indirectly, any bearer securities in the United States or its possessions or to United States persons, other than as permitted by the applicable Treasury regulations described above; and

- they will not, at any time, offer, sell or deliver, directly or indirectly, any bearer securities in the United States or its possessions or to United States persons, other than as permitted by the applicable Treasury regulations described above.

In addition, any underwriters, selling agents or dealers must have procedures reasonably designed to ensure that their employees or agents who are directly engaged in selling bearer securities are aware of the above restrictions on the offering, sale or delivery of bearer securities.

Bearer securities, other than bearer securities that satisfy the requirements of Notice 2012-20, implementing rules similar to former United States Treasury Regulations Section 1.163–5(c)(2)(i)(D)(3)(iii) and any coupons or talons appertaining thereto, will not be delivered in definitive form, and no interest will be paid thereon, unless the Bank has received a signed certificate in writing, or an electronic certificate described in Notice 2012-20, implementing rules similar to former United States Treasury Regulations Section 1.163–5(c)(2)(i)(D)(3)(ii), stating that on the date of that certificate the bearer security:

- is owned by a person that is not a United States person; or

- is owned by a United States person that:

(1) is a foreign branch of a United States financial institution, as defined in applicable United States Treasury Regulations, which we refer to as a "**financial institution**," purchasing for its own account or for resale; or

(2) is acquiring the bearer security through a foreign branch of a United States financial institution and who holds the bearer security through that financial institution through that date,

and in either case (1) or (2) above, each of those United States financial institutions agrees and certifies, on its own behalf or through its agent, that the Bank may be advised that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder; or

- is owned by a United States or foreign financial institution for the purposes of resale during the restricted period and, in addition, if the owner of the bearer security is a United States or foreign financial institution described in this clause, whether or not also described in the first or second clause above, the financial institution certifies that it has not acquired the bearer security for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

We will make payments on bearer securities only outside the United States and its possessions except as permitted by the above rules.

Bearer securities, other than temporary global securities, and any coupons issued with bearer securities will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in this legend provide that, with exceptions, a United States person will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain realized on the sale, exchange or redemption of that bearer security or coupon.

As used in this section, the term bearer securities includes bearer securities that are part of units. As used herein, "**United States person**" means a citizen or resident of the United States for U.S. federal income tax purposes, a corporation or partnership, including an entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in or under the laws of the United States, or any state of the United States or the District of Columbia, or which is otherwise subject to U.S. federal income taxation on a net income basis.

Form of Securities Included in Units

The form of the warrant or purchase contract included in a unit will correspond to the form of the other components of the security.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We may sell the securities being offered by this prospectus in four ways: (1) acting through our head office or through one or more of our branches, (2) through selling agents, (3) through underwriters and/or (4) through dealers. Any of these selling agents, underwriters or dealers in the United States or outside the United States may include affiliates of the Bank.

In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders.

We may designate selling agents from time to time to solicit offers to purchase these securities. We will name any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, and state any commissions or the possible range of commissions we are to pay to that agent in the applicable prospectus supplement. That agent will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis.

If we use any underwriters to offer and sell these securities, we will enter into an underwriting agreement with those underwriters when we and they determine the offering price of the securities, and we will include the names of the underwriters and the terms of the transaction in the applicable prospectus supplement.

If we use a dealer to offer and sell these securities, we will sell the securities to the dealer, who will purchase the securities as principal. The dealer may then resell the securities to the public at varying prices to be determined by that dealer at the time of resale.

Our net proceeds will be the purchase price in the case of sales to a dealer, the public offering price less discount in the case of sales to an underwriter or the purchase price less commission in the case of sales through a selling agent – in each case, less other expenses attributable to issuance and distribution.

In order to facilitate the offering of these securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these securities or any other securities the prices of which may be used to determine payments on these securities. Specifically, the underwriters may sell more securities than they are obligated to purchase in connection with the offering, creating a short position for their own accounts. A short sale is covered if the short position is no greater than the number or amount of securities available for purchase by the underwriters under any over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing these securities in the open market. In determining the source of securities to close out a covered short sale, the underwriters will consider, among other things, the open market price of these securities compared to the price available under the over-allotment option. The underwriters may also sell these securities or any other securities in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of these securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, these securities or any other securities in the open market to stabilize the price of these securities or of any other securities. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing these securities in the offering, if the syndicate repurchases previously distributed securities to cover syndicate short positions or to stabilize the price of these securities. Any of these activities may raise or maintain the market price of these securities above independent market levels or prevent or slow a decline in the market price of these securities. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Selling agents, underwriters and dealers may be entitled under agreements with us to indemnification by us against some civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Bank in the ordinary course of business.

If so indicated in the prospectus supplement, we will authorize selling agents, underwriters or dealers to solicit offers by some purchasers to purchase ordinary shares, tradable subscription rights to

subscribe for ordinary shares, capital securities, debt securities, warrants, purchase contracts or units, as the case may be, from us at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions described in the prospectus supplement, and the prospectus supplement will state the commission payable for solicitation of these offers.

Conflicts of Interest. To the extent an offering of the securities will be distributed by Deutsche Bank Securities Inc. or any other U.S. broker-dealer affiliate of the Bank, each such offering of securities must be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., or "**FINRA**," regarding a FINRA member firm's distribution of securities of affiliates and related conflicts of interest. No underwriter, selling agent or dealer utilized in the offering of securities that is an affiliate of the Bank will confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

Following the initial distribution of any of these securities, affiliates of the Bank may offer and sell these securities in the course of their businesses. Such affiliates may act as principals or agents in these transactions and may make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. Such affiliates may also use this prospectus in connection with these transactions. None of our affiliates is obligated to make a market in any of these securities and may discontinue any market-making activities at any time without notice.

EXPENSES OF THE ISSUE

The following is a statement of expenses, other than underwriting discounts and commissions, in connection with the distribution of the securities registered. Amounts shown, other than the Securities and Exchange Commission Registration Fee, are estimates.

	Amount to be paid
Securities and Exchange Commission Registration Fee	$ *
Federal Taxes, State Taxes and Fees	N/A
Trustees' and Transfer Agents' Fees	$ 100,000
Legal Fees	$ 650,000
Accounting Fees	$ 100,000
Printing and Engraving Costs	$ 30,000
Total	$ 880,000
Financial Industry Regulatory Authority Filing Fee[1]	$ 225,500
Total	$1,105,500

(*) Unknown because the filing is being deferred pursuant to Rule 456(b) and 457(r) under the Securities Act.

(1) Applicable for securities not rated investment grade or not in the same series as investment grade rated securities.

LEGAL MATTERS

Certain legal matters with respect to German, United States and New York law relating to the validity of certain of the offered securities may be passed upon for the issuer of those securities by Cleary Gottlieb Steen & Hamilton LLP.

Certain legal matters with respect to United States and New York law relating to the validity of the senior debt securities and the warrants will be passed upon for the issuer of those securities by Davis Polk & Wardwell LLP.

Certain legal matters with respect to United States and New York law relating to the validity of the capital securities will be passed upon for the underwriters of, or dealers or selling agents with respect to, those securities by Davis Polk & Wardwell London LLP.

Certain legal matters with respect to German law relating to the validity of certain of the offered securities will be passed upon for the issuer of those securities by Group Legal Services of Deutsche Bank Aktiengesellschaft. Certain legal matters with respect to the validity of certain of the offered securities for any underwriters, dealers or selling agents will be passed upon by the firms or persons identified in the applicable prospectus supplement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Deutsche Bank Aktiengesellschaft appearing in Deutsche Bank Aktiengesellschaft's Annual Report (Form 20-F) for the year ended December 31, 2020, and the effectiveness of Deutsche Bank Aktiengesellschaft's internal control over financial reporting as of December 31, 2020 have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (which we refer to as "**EY**"), independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, and the specific disclosures described in Note 1 to the consolidated financial statements as being part of the financial statements, have been incorporated by reference herein in reliance upon the reports of KPMG AG Wirtschaftsprüfungsgesellschaft (which we refer to as "**KPMG**"), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

BENEFIT PLAN INVESTOR CONSIDERATIONS

The Bank and some of our affiliates may each be considered a "party in interest" within the meaning of ERISA, or a "disqualified person" within the meaning of the Internal Revenue Code with respect to many employee benefit plans and perhaps certain other types of arrangements, such as individual retirement accounts. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if the securities are acquired by or with the assets of a pension or other plan with respect to which the Bank or any of its affiliates is a service provider, unless those securities are acquired pursuant to an exemption from the applicable prohibited transaction rules. The assets of a pension or other plan may include assets held in certain investment funds or in the general account of an insurance company that are deemed to be "plan assets" under ERISA and the Internal Revenue Code. In addition, other employee benefit plans and accounts (such as governmental plans or non-U.S. plans) not subject to ERISA or the Internal Revenue Code may nonetheless be subject to similar rules under other applicable laws or documents. **Any pension or other plan, or any person investing the assets of a pension or other plan, proposing to invest in the securities should read the Benefit Plan Investor Considerations set forth in the relevant prospectus or pricing supplement(s) applicable to the securities being purchased and should consult with legal counsel prior to investing in the securities.**



We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in an accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Deutsche Bank Aktiengesellschaft since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

Deutsche Bank Aktiengesellschaft

Ordinary Shares
Tradable Subscription Rights to Subscribe for Ordinary Shares
Capital Securities
Debt Securities
Warrants
Purchase Contracts
Units

Prospectus

August 3, 2021